
07085309

Courier 2007

Annual Report

S O M



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In 183 years, Courier has thrived through momentous changes time and again. In the fall of 2000 we reached beyond book manufacturing toward a unified vision of the entire continuum of book publishing, printing and selling. Seven years and three acquisitions later, our publishing segment is contributing more than $70 million in annual revenues while opening up additional opportunities on the manufacturing side.

Our ability to read the market and take the initiative is serving us in new ways today, as trends in our industry and those we serve are once again altering the competitive landscape. In case after case, our response has strengthened our position as both a helpful innovator and a bastion of reliability. This report looks at four examples where we have matched vision with action to benefit our customers, ourselves, and the world we share.

Financial Highlights	**2007**	**2006**
Dollars in millions except net income per diluted share		
Sales	$ 294.6	$ 269.1
Net income	$ 25.7	$ 28.4*
Net income per share	$ 2.03	$ 2.25*

* Includes $3.8 million or $.30 per share from the reversal of tax accruals.
Before the tax adjustment, fiscal 2006 net income was $24.6 million or $1.95 per share.



Four-Color Capacity


Textbook Demand

Our sizable investment in four-color presses to serve the education market was a contrarian move four years ago. Since then student demographics and teacher preferences have caught up, creating a long-term wave of demand that we are more than happy to satisfy. With all three of our high-speed MAN Roland presses running near capacity for much of the year, fiscal 2007 was our fourth straight year of double-digit growth in sales to educational publishers. Orders received after the close of the year promise to keep the presses humming in 2008.

With sales to the religious market off slightly for the year, our continuing investment in advanced technologies for printing and binding religious scriptures might also seem contrarian. In fact, it is a perfect demonstration of the long-term thinking about customer needs that has made Courier's National Publishing Company a leading manufacturer of religious texts for more than 70 years. While religious shipments were down 2% for the year, unit orders were up 6%.

Indiana Expansion Courier Kendallville, widely recognized as the most efficient four-color book manufacturing plant in the industry, will be growing by an additional 200,000 square feet in 2008.





Fewer Players



New Opportunities

Consolidation among large printing companies helped raise Courier's competitive profile in 2007: we are now the third largest book manufacturer in the United States, up from fifth two years ago. Factor in a parallel wave of mergers and acquisitions among publishers, and it has been a time of tremendous change for customers and vendors alike.

In this environment, our stable management and strong service focus have enhanced our competitive differentiation while enabling customers to avoid the industry turbulence and capture fast-moving opportunities. With six plants linked by a common infrastructure, we operate with exceptional efficiency across a broad range of printing, binding and packaging specialties, often meeting deadlines others cannot. As a result, in 2007 we not only increased our share of business among leading publishers, but also gained new relationships with smaller firms for whom our combination of capability and personal attention is increasingly hard to find elsewhere.

Balanced Network End-to-end digital workflow at six interoperable plants helps Courier customers get to market faster and more efficiently.





More Learning


Better Scores
THE NEW
SAT
American History Firsthan
Working with Primary Sources
THE CENTRAL
Calcul
AB & BC
Mathematics

Both of our business segments have prospered by delivering outstanding materials for classrooms. In manufacturing, Courier is a leading supplier of four-color textbooks at every level from elementary to college and beyond. In publishing, Research & Education Association (REA) offers both books and software to help teachers and students deepen their knowledge, improve their skills and perform better on tests.

In 2007 REA added 14 new titles in its teacher certification series, helping a new generation of teachers to meet national and state-by-state standards for academic and professional excellence. Other REA test preparation materials focus on the needs of students at levels ranging from middle-school math and high-school Advanced Placement courses to college and postgraduate programs. This past year REA's direct marketing to teachers reached a larger audience than ever, sparking double-digit gains in sell-through at major retailers.

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In today's visually charged retail environments, content and presentation must work together to drive sales. Courier's publishing businesses have repeatedly created new market niches by matching distinctive, proprietary content to specific audiences and settings. In addition, Dover Publications and Creative Homeowner have worked closely with retailers to implement merchandising and inventory strategies that build traffic, reward consumers' attention and increase sales per square foot.

Having proven this approach with major chains, in fiscal 2007 Dover brought it to smaller storeowners across the country, who installed more than 2000 point-of-sale displays highlighting crafts, clip art and children's books. Popular new products included the *Explore Van Gogh Art Box* and *Wizards and Dragons Fun Kit*, both of which reached new audiences by repackaging existing content. Meanwhile, Creative Homeowner looked beyond a weak home improvement market with new titles appealing to a broader range of readers and families. This year, 12 Creative Homeowner books ranked #1 in their sales categories.

Puzzle solved How do you give tiny books the physical presence to command attention both on the shelf and at the checkout counter? Cluster them in colorful blocks like Dover's Pocket Puzzles.



Dear Shareholders,
Customers, Employees
and Friends,

Fiscal 2007 was a year of great accomplishments at Courier in the midst of significant changes in our industry and a challenging sales environment for our newest publishing business.

We set records for revenue and pretax earnings, grew our dividend at a double-digit rate, expanded our manufacturing capacity, placed books in more stores than ever, and continued to progress toward our vision of a balanced, vertically integrated book company.

By many measures it was a very good year. In addition to sales and earnings, we also hit a new high for EBITDA (earnings before interest, taxes, depreciation and amortization) — an additional measure we have been tracking for the last few years to document operating cash flow performance. Once again, both of our business segments delivered double-digit gains in education sales as a result of our increased capacity as a manufacturer and our publishing segment's strong editorial focus on improving student and teacher performance. We had a flawless startup of our third MAN Roland four-color press in Kendallville, Indiana; we passed key milestones in our installation of new printing and binding technology for the religious market at our Philadelphia plant; and we capitalized on our expertise in process management to gain share across the very diverse specialty trade market. Among our publishing businesses, Research & Education Association (REA) had a stellar year, with fiscal 2007 sales up more than 50% over what they were when we bought it in 2004. At Dover Publications, sales were off in some traditional lines, but Dover's newest batch of packaged products had the best first year ever in this growing category. And against a background of weak housing sales nationwide, Creative Homeowner's products proved their continuing appeal, outselling all others in 12 retail categories.

Despite these achievements, our performance for the year still fell short of our expectations and guidance. In manufacturing, religious sales were off in the second half of the year as we began our transition to a revolutionary new production platform in support of a key customer's long-term scripture distribution program. In publishing, uneven results from Dover and the strong headwinds faced by Creative Homeowner in a period of soft home sales offset REA's growth and undercut the segment's profitability. We enter fiscal 2008 with redoubled energy — and considerable resources — to overcome these challenges and continue on our record course of the last eleven years.

Milestones

Double-digit dividend growth: 11 years in a row!

- Net income for fiscal 2007 was $25.7 million, up from $24.6 million in fiscal 2006 prior to a $3.8 million tax accrual reversal in September 2006. It was our eleventh straight year of earnings growth.
- Sales were $295 million, up 9% over last year's 53-week fiscal year and also a new record.
- On November 8, 2007, we increased the dividend on Courier stock by 11%. It was our eleventh straight year of double-digit dividend increases. At the same time, we announced our intention to repurchase up to $10 million worth of Courier stock.
- We advanced in regional and national rankings of corporate performance, moving from #63 to #35 in The Boston Globe's annual Globe 100 list of the "Best of Massachusetts Business," and from #186 to #177 on Forbes' annual "200 Best Small Companies in America."

- For the eighth year in a row, we were honored by the Printing Industries of America as one of the "Best Workplaces in the Americas."
- We maintained our strong financial condition, finishing the year with modest debt of $17 million after investing more than $30 million in future growth.

Segments

BOOK MANUFACTURING — Sales grew to $231 million, driven by double-digit growth in two of our three primary markets of education, religion and specialty trade. For the fifth year in a row, our education sales grew faster than the overall market as we continued to establish ourselves as a premium supplier of four-color textbooks for classrooms at all levels. Even with our third MAN Roland press, the new sewing and binding systems installed in 2006 and the substantial book cover production capabilities of Moore Langen, we still ran near capacity for much of the textbook season. Anticipating further sales growth, in August we announced plans to construct a 200,000-square-foot warehouse next to our four-color plant in Kendallville, Indiana, which will free up space for additional capacity in the main facility.

With six plants sharing a common digital workflow system, we have become experts at allocating work to optimize equipment utilization and speed delivery. In fiscal 2007 we took advantage of this capability to serve publishers of a wide variety of specialty trade books. The recent consolidation of several major printing companies left some publishers seeking alternative suppliers, and this year we stepped up to the challenge and served our largest customer base ever. The result was our second straight year of double-digit growth in specialty trade sales.

At National Publishing Company, our religious printing subsidiary in Philadelphia, we are on schedule with the installation of a new generation of specialized binding systems, to be followed this winter by a major new press incorporating advanced technology to which we hold long-term exclusive rights. When work is complete, we will have a production platform of unprecedented efficiency and flexibility. It is all part of our continuing collaboration with a leading missionary organization which has been a key customer for more than 70 years, and has recently embarked on an ambitious program to expand scripture distribution worldwide over the next decade. We are confident that our investments will lead to increased religious sales for many years to come.

SPECIALTY PUBLISHING —The establishment of a unified management structure and team for Courier Publishing and the continuation of an unbroken run of winning performance at Research & Education Association (REA) were key achievements in fiscal 2007 and bode well for the segment's growth in 2008 and beyond. While results at our other two publishing businesses were below expectations, they both responded to challenging circumstances with product, distribution and merchandising initiatives that should be increasingly valuable as they gain visibility among consumers.

Creative Homeowner's challenge came from the nationwide slowdown in the housing sector, which reduced consumer traffic at home improvement centers and thereby undercut its sizable book distribution business as well as sales of Creative Homeowner publications. The company responded vigorously by cultivating additional book categories and sales channels, which will continue to enhance its presence as the market turns. At the same time, Creative Homeowner continued on its path of creating visually stunning original content that reinforces its brands and outsells competing titles.

At Dover Publications, sales of traditional public-domain titles were off in an evolving retail marketplace, reinforcing the wisdom of Dover's steady shift to a more proprietary and more creative product mix. With resources focused on accelerating the delivery of new packaged products, clip art and children's books, there were fewer new titles in some traditional categories. The good news is that the 2007 releases in the new product categories have been outselling previous releases by substantial margins as a result of Dover's increasing proficiency in design, development and production. At the same time, Dover's consumer marketing, product promotion and retail merchandising programs are reaching more people than ever, bringing new consumers into stores and exposing many to the full breadth of Dover's offerings for the first time.

Meanwhile, REA continued moving from strength to strength, with a year-over-year sales gain of 19% after adjusting for the extra week in fiscal 2006. REA's focus on key segments of the high-stakes test preparation market has led to innovations not only in content, but also in how it markets and sells that content to teachers and students. In fiscal 2008, REA will be rolling out some of its most ambitious product launches ever, which promise to be exciting for Courier and of significant help to students and school districts across the country.

With three distinctive businesses and more than $70 million in sales, our publishing segment grows more substantial and more balanced each year. Along with that growth come new opportunities to collaborate across categories, territories and markets. To capture these opportunities, during the year we strengthened Courier Publishing's management team with the addition of two highly regarded industry veterans, Christopher Kuppig, Vice President of Business Development, and Lee Miller, Vice President of Sales. We also welcomed Rajeev Balakrishna to the newly created position of Vice President and General Counsel of Courier Corporation. Between greater management depth in publishing and Rajeev's experience in corporate transactions and intellectual property issues, we are prepared to make the most of a wider range of growth paths in both of our operating segments.

New opportunities
to collaborate across markets

Goals

stronger organization = better service

Once again we have come through a challenging year with record results and a stronger organization. Once again we face an evolving competitive landscape where our disciplined management and strong service focus will be our surest guides to continuing success. And once again, I look to everyone at Courier to rise to the occasion and deliver for our customers, our shareholders, our communities and each other as we set our sights on another record year.

On November 9, 2007, we celebrated our 35th anniversary as a public company by ringing the closing bell at the NASDAQ MarketSite. It was a down day for many stocks, but not for Courier! It has been a great adventure leading this company during such a rewarding period. I look forward to the next 35 years with ever-increasing optimism.

And on that note, here are our goals for fiscal 2008:

- Continue to grow revenues and earnings to new records.
- Continue to build market share with outstanding four-color books.
- Extend our service leadership to every customer of every Courier business.
- Capitalize on synergies among our business segments and publishing brands.

Thanks again to all our loyal customers, suppliers, employees and investors. We couldn't do it without you.

Sincerely,



James F. Conway III
Chairman, President and
Chief Executive Officer



Courier 2007

Financial Review

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark one)

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 29, 2007

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to __________

Commission file number 0-7597

Courier Corporation

A Massachusetts corporation

I.R.S. Employer Identification No. 04-2502514

15 Wellman Avenue, North Chelmsford, Massachusetts 01863 Telephone No. 978-251-6000

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, $1 par value

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes No x

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes No x

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes x No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer (as defined in Rule 12b-2 of the Exchange Act).

Large accelerated filer Accelerated filer x Non-accelerated filer

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes No x

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the registrant's most recently completed second fiscal quarter (March 31, 2007).

COMMON STOCK, $1 PAR VALUE - $363,508,052

Indicate the number of shares outstanding of each of the registrant's classes of common stock as of November 19, 2007. COMMON STOCK, $1 PAR VALUE - 12,616,172

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement dated December 7, 2007 for the Annual Meeting of Stockholders to be held on January 16, 2008 are incorporated herein by reference to Part III of this Form 10-K.

TABLE OF CONTENTS

PART I

Item 1. Business.

INTRODUCTION

Courier Corporation, together with its subsidiaries, ("Courier" or the "Company") is among America's leading book manufacturers and specialty publishers. Courier Corporation, founded in 1824, was incorporated under the laws of Massachusetts on June 30, 1972. The Company has two business segments: book manufacturing and specialty publishing.

The book manufacturing segment focuses on streamlining and enhancing the process of bringing books from the point of creation to the point of use. Based on sales, Courier is the third largest book manufacturer in the United States, offering services from prepress and production through storage and distribution. Courier's principal book manufacturing markets are religious, educational and specialty trade books with products including Bibles, educational textbooks and consumer books. On October 17, 2005, the Company acquired Moore-Langen Printing Company, Inc. ("Moore Langen"), an Indianapolis-based printer specializing in manufacturing book covers, which is included in this segment. Revenues from this segment accounted for approximately 78% of Courier's consolidated revenues in 2007.

The specialty publishing segment consists of Dover Publications, Inc. ("Dover"), Research & Education Association, Inc. ("REA"), which was acquired on January 6, 2004, and Federal Marketing Corporation, d/b/a Creative Homeowner ("Creative Homeowner"), which was acquired on April 28, 2006. Dover publishes over 9,000 titles in more than 30 specialty categories ranging from literature to paper dolls, and from music scores to clip art. REA publishes test preparation and study-guide books for high school, college and graduate students, and professionals. Creative Homeowner is a New Jersey-based publisher and distributor of books, home plans and related products for the home and garden retail book market. The combination of Dover's, REA's, and Creative Homeowner's publishing, sales and distribution skills with Courier's book manufacturing, digital content conversion, and e-commerce skills are providing a powerful end-to-end publishing solution for Courier. Revenues in this segment were approximately 25% of consolidated sales in 2007.

Sales by segment (in thousands)		2007	%		2006	%		2005	%
Book Manufacturing	$	231,474	78%	$	220,115	82%	$	193,623	85%
Specialty Publishing		72,890	25%		57,549	21%		40,254	18%
Intersegment sales		(9,772)	(3)%		(8,613)	(3)%		(6,838)	(3)%
Total	$	294,592	100%	$	269,051	100%	$	227,039	100%

Additional segment information, including the amounts of earnings before taxes and total assets, for each of the last three fiscal years, is contained in Note I in the Notes to Consolidated Financial Statements on pages F-20 to F-22 included in this Annual Report on Form 10-K.

BUSINESS SEGMENTS

BOOK MANUFACTURING SEGMENT

Courier's book manufacturing segment produces hard and softcover books, as well as related services involved in managing the process of creating and distributing these products for publishers, religious organizations and other information providers. Courier provides book manufacturing and related services from seven facilities in Westford, Stoughton and North Chelmsford, Massachusetts; Philadelphia, Pennsylvania; North Bergen, New Jersey; and Kendallville and Terre Haute, Indiana.

In October 2005, the Company acquired Moore Langen, an Indianapolis-based printer specializing in book covers and known for innovative production techniques. The acquisition, a $15 million cash transaction completed on October 17, 2005, was accounted for as a purchase and, accordingly, Moore Langen's financial results were included in the consolidated financial statements from the date of acquisition.

Courier's book manufacturing operations consist of both electronic and conventional film processing, platemaking and printing and binding of soft and hard cover books. Each of Courier's seven facilities have certain specialties adapted to the needs of the market niches Courier serves, such as short-run book manufacturing, printing on lightweight paper, book cover production, and four-color book manufacturing. These services are primarily sold to publishers of educational, religious and consumer books. During 2004, the Company began expanding its four-color book manufacturing capabilities with the addition of a major new four-color press at its Kendallville, Indiana facility. A second identical press was installed in December 2005 with a third such press installed in December 2006.

Courier's book manufacturing sales force of 26 people is responsible for all of the Company's sales to over 500 book-manufacturing customers. Courier's salespeople operate out of sales offices located in New York, New York; Philadelphia, Pennsylvania; Indianapolis, Indiana; Hayward, California; North Chelmsford, Massachusetts; and North Bergen, New Jersey.

Sales to The Gideons International aggregated approximately 20% of consolidated sales in 2007, 23% in 2006, and 28% in 2005. Sales to Pearson plc aggregated approximately 16% of consolidated sales in 2007 and 2006, and 19% in 2005. A significant reduction in order volumes or price levels from either of these customers could have a material adverse effect on the Company. No other customer accounted for more than 10% of consolidated sales. The Company distributes products around the world; export sales, as a percentage of consolidated sales, were approximately 16% in 2007, 19% in 2006 and 21% in 2005. Approximately 90% of the export sales were in the book manufacturing segment in each of these years.

All phases of Courier's business are highly competitive. The printing industry, exclusive of newspapers, includes approximately 40,000 establishments. While most of these establishments are relatively small, several of the Company's competitors are considerably larger or are affiliated with companies that are considerably larger and have greater financial resources than Courier. In recent years, consolidation of both customers and competitors within the Company's markets has increased pricing pressures. The major competitive factors in Courier's book manufacturing business in addition to price are product quality, speed of delivery, customer service, availability of appropriate printing capacity and paper, related services and technology support.

SPECIALTY PUBLISHING SEGMENT

Dover, acquired by the Company in September 2000, is a publisher of books in over 30 specialty categories, including fine and commercial arts, children's books, crafts, music scores, graphic design, mathematics, physics and other areas of science, puzzles, games, social science, stationery items, and classics of literature for both juvenile and adult markets, including the Dover Thrift Editions™. In 2002, a new line of scholarly hardcover books valuable to scientists and mathematicians was launched under the name of Dover Phoenix Editions™. In 2005, Dover began developing proprietary packaged products under its Dover Fun Kits™ line.

Dover sells its products through most American bookstore chains, independent booksellers, children's stores, craft stores and gift shops, as well as a diverse range of distributors around the world. Dover has also sold its books directly to consumers for over 50 years through its specialty catalogs and, since 2001, over the Internet at www.doverpublications.com. Dover mails its proprietary catalogs to almost 400,000 consumers. In 2002, Dover launched www.DoverDirect.com, which is a business-to-business site for its retailers and distributors.

REA, acquired by the Company in January 2004, publishes more than 900 test preparation and study-guide titles. Product lines include Problem Solvers®, Essentials®, Super Reviews® and Test Preparation books. REA sells its products around the world through major bookseller chains, college bookstores, and teachers' supply stores, as well as directly to teachers and other consumers through catalogs and over the Internet at www.REA.com.

In April 2006, the Company acquired Creative Homeowner, a New Jersey-based publisher and distributor of books, home plans, and related products for the $340-million home and garden retail book market. The Company purchased 100% of the stock of Creative Homeowner in a $37 million cash transaction. The acquisition was accounted for as a purchase and accordingly, Creative Homeowner's financial results were included in the consolidated financial statements from the date of acquisition. Creative Homeowner's 120 titles include books on home decoration, design and improvement, gardening and landscaping, home arts, and hunting and fishing. Its products are sold primarily through home and garden centers, as well as bookstores and direct to consumers over the Internet at www.creativehomeowner.com. Creative Homeowner also manages the distribution of its own titles and books from third-party publishers to selected home centers. From its line of home plan books, Creative Homeowner offers over 5,000 home plans from which consumers can order blueprints directly over the Internet at www.ultimatehomeplans.com.

The U.S. publishing market is comprised of over 80,000 publishers. Many of these publishers are very small, but a few are much larger than Dover, REA, or Creative Homeowner, or are part of organizations that are much larger. In addition, newer sources of competition have emerged with large retailers launching or expanding publishing operations and new web-based publishing businesses starting up, which compete in the specialty book publishing market, including publishing of electronic books. Dover distinguishes its products by offering an extremely wide variety of high quality books at modest prices. REA offers high editorial quality study guides and test preparation books and software products in almost every academic area including many specialized areas such as teacher certification, adult education, and professional licensing. Creative Homeowner provides books on home improvement and landscaping that include high-quality photographs, illustrations and written content, as well as full-service book distribution at competitive prices.

MATERIALS AND SUPPLIES

Courier purchases its principal raw materials, primarily paper, but also plate materials, ink, adhesives, cover stock, casebinding materials and cartons, from numerous suppliers, and is not dependent upon any one source for its requirements. Many of Courier's book manufacturing customers purchase their own paper and furnish it at no charge to Courier for book production. Dover and REA purchase a significant portion of their books from Courier's book manufacturing operations. Creative Homeowner purchases most of its books under a contractual agreement, which expires in December 2007 and will not be renewed. Paper prices increased slightly in each of the last three years.

ENVIRONMENTAL REGULATIONS

The Company's operations are subject to federal, state and local environmental laws and regulations relating to, among other things: air emissions; waste generation, handling, management and disposal; wastewater treatment and discharge; and remediation of soil and groundwater contamination. The Company periodically makes capital expenditures so that its operations comply, in all material respects, with applicable environmental laws and regulations. No significant expenditures for this purpose are anticipated in 2008. In 2007, the Company adopted an "Environmental, Health and Safety Policy" which is available on the Company's website at www.courier.com. The Company does not believe that its compliance with applicable environmental laws and regulations will have a material impact on the Company's earnings or competitive position.

EMPLOYEES

The Company employed 1,830 persons at September 29, 2007 compared to 1,724 a year ago.

OTHER

Courier's overall business is not significantly seasonal in nature, although demand is normally highest in the Company's fourth quarter. Educational publishers in the book manufacturing segment and Dover's business all contribute to this higher fourth quarter demand. There is no portion of Courier's business subject to cancellation of government contracts or renegotiation of profits.

Courier holds no material patents, licenses, franchises or concessions that are important to its operations, but does have trademarks, service marks, and Universal Resource Locators (URL's) on the World Wide Web in connection with each of its business segments. Substantially all of REA's and Creative Homeowner's publications and a majority of Dover's publications are protected by copyright, either in its own name, in the name of the author of the work, or in the name of a predecessor publisher from whom rights were acquired. Many of Dover's publications include material that is in the public domain.

The Company makes available free of charge (as soon as reasonably practicable after they are filed or furnished to the SEC) copies of its Annual Report on Form 10-K, as well as all other reports required to be filed by Section 13(a) or 15(d) of the Securities Exchange Act of 1934, via the Internet at www.courier.com or upon written request to Peter M. Folger, Senior Vice President and Chief Financial Officer, Courier Corporation, 15 Wellman Avenue, North Chelmsford, MA 01863.

Item 1A. Risk Factors.

The Company's consolidated results of operations, financial condition and cash flows can be adversely affected by various risks. Our business is influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond our control. These risks include, but are not limited to, the principal factors listed below and the other matters set forth in this Annual Report on Form 10-K. You should carefully consider all of these factors. For other factors that may cause actual results to differ materially from those indicated in any forward-looking statement contained in this report, see *Forward-Looking Information* in *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Highly competitive markets for our products and industry consolidation may create increased pricing pressures.

The printing industry is extremely competitive. In the book manufacturing segment, consolidation over the past few years of both customers and competitors within the markets the Company competes has caused downward pricing pressures. In addition, excess capacity and competition from printing companies in lower cost countries may increase competitive pricing pressures. Furthermore, some of our competitors have greater sales, assets and financial resources than us and others, particularly those in foreign countries, may derive significant advantages from local governmental regulation, including tax holidays and other subsidies. All or any of these competitive pressures could affect prices or customers' demand for our products, impacting our profit margins and/or resulting in a loss of customers and market share.

We have a high degree of customer concentration.

We derived approximately 35% of our 2007 revenues, 40% of our 2006 revenues, and 47% of our 2005 revenues from two major customers. A significant reduction in order volumes or price levels from either of them could have a material adverse effect on the Company.

We need to keep pace with rapid industry and technological change.

The printing industry is in a period of rapid technological evolution. Our future financial performance will depend, in part, upon the ability to anticipate and adapt to rapid industry and technological changes occurring in the industry and upon the ability to offer, on a timely basis, services that meet evolving industry standards. We cannot assure investors that we will be able to adapt to such technological changes or offer these services on a timely basis or establish or maintain a competitive position. We are unable to predict which of the many possible future product and service offerings will be important to establish and maintain competitive position or what expenditures will be required to develop and provide these products and services. We cannot assure investors that one or more of these factors will not vary unpredictably, which could have a material adverse effect on us. In addition, we cannot assure investors, even if these factors turn out as we anticipate, that we will be able to implement our strategy or that the strategy will be successful in this rapidly evolving market.

Our operating results are dependent in part on unpredictable order patterns.

Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate in the future due to a variety of factors, some of which are outside of our control. Factors that may affect our future operating results include:

- the timing and size of the orders for our books;
- the availability of markets for sales to our largest customer;
- the lengthy and unpredictable sales cycles associated with sales of textbooks to the elementary and high school market;
- our customers' willingness and success in shifting orders from the busy textbook season to even out our press load over the year;
- fluctuations in the currency market may make manufacturing in the United States more or less attractive and make equipment more or less expensive for us to purchase; and
- issues that might arise from the integration of acquired entities or the inability to achieve expected results from such acquisitions.

As a result of these and other factors, period-to-period comparisons of our operating results are not necessarily meaningful or indicative of future performance. In addition, the factors noted above may make it difficult for us to forecast and provide in a timely manner public guidance (including updates to prior guidance) related to our projected financial performance. Furthermore, it is possible that in some future quarters our operating results will fall below the expectations of securities analysts or investors. If this occurs, the trading price of our common stock could decline.

Fluctuations in the cost and availability of paper and other raw materials may cause disruption and impact margins.

Purchases of paper and other raw materials represent a large portion of our costs. Historically, we have generally been able to pass on these cost increases to customers through higher prices. However, if we are unable to continue to pass on these increases or substitute a less expensive grade of paper, our margins and profits could be adversely affected. In addition, increases in the cost of paper and other materials may adversely impact our book manufacturing customers' demand for products.

Availability of paper is important to both the book manufacturing and specialty publishing segments of the Company. Although we generally have not experienced difficulty in obtaining adequate supplies of paper, unexpected changes in the paper markets could result in a shortage of supply. If this were to occur in the future, it could cause disruption to the business or increase paper costs, adversely impacting either or both net sales or profits.

Fluctuations in the costs and availability of raw materials could adversely affect operating costs or customer demand and thereby negatively impact our operating results, financial condition or cash flows.

Energy costs and availability may negatively impact our financial results.

Energy costs are incurred directly to run production equipment and facilities and indirectly through expenses such as freight and raw materials such as ink. In a competitive market environment, increases to these direct and indirect energy related costs might not be able to be passed through to customers through price increases or mitigated through other means. In such instances, increased energy costs could adversely impact operating costs or customer demand. In addition, interruption in the availability of energy could disrupt operations, adversely impacting operating results.

We may not be able to continue to improve our operating efficiencies.

Because the markets in which we operate are highly competitive, we must continue to improve our operating efficiency in order to maintain or improve our profitability. Although we have been able to expand our capacity, improve our productivity and reduce costs in the past, there is no assurance that we will continue to be able to do so in the future. In addition, reducing operating costs in the future may require significant initial costs to reduce headcount, close or consolidate operations, or upgrade equipment and technology.

Protection of intellectual property rights critical to publishing segment.

Certain of our publications are protected by copyright, primarily held in the Company's name. Such copyrights protect the Company's exclusive right to publish the work in the United States and in many other countries for specified periods. The ability of the Company to continue to achieve anticipated results depends in part on our ability to defend our intellectual property against infringement. The Company's operating results may be adversely affected by inadequate legal and technological protections for intellectual property and proprietary rights in some jurisdictions and markets.

Declines in general economic conditions may adversely impact our business.

Economic conditions have the potential to impact our financial results significantly. Within the book manufacturing and specialty publishing segments, a change in economic conditions can impact many areas of spending, including government, business and individual spending. Examples of the changes in spending that could affect our financial results include:

- Fluctuations in federal or state government spending on education could lead to a corresponding decrease or increase in the demand for educational materials, which are produced in our book manufacturing segment and comprise a portion of our publishing products.
- Consumer demand for books can be impacted by reductions in disposable income when costs such as electricity and gasoline reduce discretionary spending.
- Changes in the housing market may impact the sale of Creative Homeowner's products.

These changes may adversely impact our business.

The substitution of electronic delivery for printed materials may adversely affect our business.

Electronic delivery of documents and data, including the online distribution and hosting of media content, offers alternatives to traditional delivery of printed documents. Consumer acceptance of electronic delivery is uncertain, as is the extent to which consumers are replacing print materials with online hosted media content. To the extent that our customers accept these electronic alternatives, demand for our printed products may be adversely affected.

Changes in postal rates and postal regulations may adversely impact our business.

Postal costs are a significant component of our direct marketing cost structure and postal rate changes can influence the number of catalogs that we may mail. In addition, increased postal rates can impact the cost of delivering our products to customers. Either of these results could adversely affect consumer demand and results of operations.

Our facilities are subject to environmental laws and regulations, which may subject us to liability or increase costs.

We use various materials in our operations which contain substances considered hazardous or toxic under environmental laws. In addition, our operations are subject to federal, state, and local environmental laws relating to, among other things, air emissions, waste generation, handling, management and disposal, waste water treatment and discharge and remediation of soil and groundwater contamination. Permits are required for the operation of certain of our businesses and these permits are subject to renewal, modification and in some circumstances, revocation. Under certain environmental laws, including the Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA," commonly referred to as "Superfund"), and similar state laws and regulations, we may be liable for costs and damages relating to soil and groundwater contamination at off-site disposal locations or at our own facilities. Future changes to environmental laws and regulations may give rise to additional costs or liabilities that could have a material adverse impact on our financial position and results of operations.

We may not be able to successfully integrate acquired businesses.

Over the last four years, we have completed three acquisitions, including Moore Langen and Creative Homeowner in fiscal year 2006 and REA in fiscal 2004, and may continue to make acquisitions in the future. We believe that these acquisitions provide strategic growth opportunities for the Company. Achieving the anticipated benefits of these acquisitions will depend in part upon our ability to integrate these businesses in an efficient and effective manner. The challenges involved in successfully integrating acquisitions include:

- we may find that the acquired company or assets do not further our business strategy, or that we overpaid for the company or assets, or that economic conditions have changed, all of which may result in a future impairment charge;
- we may have difficulty integrating the operations and personnel of the acquired business and may have difficulty retaining the customers and/or the key personnel of the acquired business;
- we may have difficulty incorporating and integrating acquired technologies into our business;
- our ongoing business and management's attention may be disrupted or diverted by transition or integration issues and the complexity of managing diverse locations;
- we may have difficulty maintaining uniform standards, controls, procedures and policies across locations;
- an acquisition may result in litigation from terminated employees of the acquired business or third parties; and
- we may experience significant problems or liabilities associated with technology and legal contingencies of the acquired business.

These factors could have a material adverse effect on our business, results of operations and financial condition or cash flows, particularly in the case of a larger acquisition or multiple acquisitions in a short period of time. From time to time, we may enter into negotiations for acquisitions that are not ultimately consummated. Such negotiations could result in significant diversion of management time from our business as well as significant out-of-pocket costs.

The consideration that we pay in connection with an acquisition could affect our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash to consummate such acquisitions. To the extent we issue shares of stock or other rights to purchase stock, including options or other rights, our existing stockholders may experience dilution in their share ownership in our company and their earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs and restructuring charges. They may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges. Any of these factors may materially and adversely affect our business and operations.

Our ability to hire and train key executives and other qualified employees is crucial.

Our success depends, in part, on our ability to continue to retain our executive officers and key management personnel. Our business strategy also depends on our ability to attract, develop, motivate and retain employees who have relevant experience in the printing and publishing industries. There can be no assurance that we can continue to attract and retain the necessary talented employees, including executive officers and other key members of management. If that were to occur, it could adversely affect our business.

We need skilled labor to manufacture our products.

If we experience problems hiring and retaining skilled labor, our business may be negatively affected. The timely manufacture and delivery of our products requires an adequate supply of skilled labor, and the operating costs of our manufacturing facilities can be adversely affected by high turnover in skilled positions. Accordingly, our ability to increase sales, productivity and net earnings will be limited to a degree by our ability to employ the skilled laborers necessary to meet our requirements. Although our book manufacturing locations are geographically dispersed, individual locations may encounter strong competition with other manufacturers for skilled labor. There can be no assurance that we will be able to maintain an adequate skilled labor force necessary to efficiently operate our facilities. In addition, unions represent certain groups of employees at several of our locations, and periodically, contracts with those unions come up for renewal. The outcome of those negotiations could have an adverse affect on our operations at those locations.

Compliance with changing regulation of corporate governance, public disclosure and accounting matters may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and new rules subsequently implemented by the Securities and Exchange Commission and The NASDAQ Stock Market, as well as new accounting pronouncements, are creating uncertainty and additional complexities for companies. To maintain high standards of corporate governance and public disclosure, we continue to invest resources to comply with evolving standards. This investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue generating and cost management activities.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

REAL PROPERTIES

The following schedule lists the facilities owned or leased by Courier at September 29, 2007. Courier considers its plants and other facilities to be well maintained and suitable for the purposes intended.

Principal Activity and Location (Year Constructed)	Owned/ Leased	Square Feet
Corporate headquarters and executive offices		
North Chelmsford, MA (1973, 1996)	Owned	69,000 (1)
Book manufacturing and warehousing		
Westford plant, Westford, MA (1922, 1959, 1963, 1966; 1967, 1980, 1990)	Owned	303,000
Kendallville plant, Kendallville, IN (1978, 2004, 2006, 2007)	Owned	273,000
Kendallville warehouse, IN (1988)	Leased	164,000
National plant, Philadelphia, PA (1974, 1997)	Owned	229,000
Stoughton plant, Stoughton, MA (1980)	Leased	169,000
Book-mart plant, North Bergen, NJ (1917, 1935, 1997)	Leased	75,000
Moore Langen plant, Terre Haute, IN (1969, 1987)	Owned	43,000
Dover offices and warehouses		
Mineola, New York (1948-1983)	Leased	106,000
Westford, MA (1922, 1963, 1966)	Owned	90,000
REA offices and warehouse		
Piscataway, New Jersey (1987)	Leased	39,000
Creative Homeowner offices and warehouse		
Upper Saddle River, New Jersey (1987)	Leased	42,000

(1) Also houses warehousing and end-user fulfillment operations supporting the book manufacturing segment.

EQUIPMENT

The Company's products are manufactured on equipment that in most cases is owned by the Company, although it leases computers, image setters and other electronic prepress equipment, which are subject to more rapid obsolescence. In addition, one printing press is leased whereby the lessor holds title and the Company has an option to purchase the equipment upon expiration of the lease in 2008 at a price of $161,658. Capital expenditures amounted to approximately $26.4 million in 2007, $29.4 million in 2006, and $19.7 million in 2005. Capital expenditures in 2007 included a four-color press that was installed in December 2006 in the Kendallville, Indiana facility as well as a related bindery expansion. This press is identical to the presses installed in April 2004 and December 2005. Fiscal 2007 capital expenditures also include payments on equipment to expand printing and binding capacity in the religious book manufacturing operation in Philadelphia as well as additional investments to increase productivity, lower costs, and improve employee safety. Fiscal 2008 capital expenditures are expected to be approximately $20 to $25 million. This includes the construction of a 200,000 square foot warehouse in Kendallville and the completion of the capacity expansion program in Philadelphia. Courier considers its equipment to be in good operating condition and adequate for its present needs.

ENCUMBRANCES AND RENTAL OBLIGATIONS

For a description of encumbrances on certain properties and equipment, see Note D of Notes to Consolidated Financial Statements on page F-11 of this Annual Report on Form 10-K. Information concerning leased properties and equipment is disclosed in Note E of Notes to Consolidated Financial Statements, which appears on page F-12 of this Annual Report on Form 10-K.

Item 3. Legal Proceedings.

In the ordinary course of business, the Company is subject to various legal proceedings and claims. The Company believes that the ultimate outcome of these matters will not have a material adverse effect on its financial statements.

Item 4. Submission of Matters to a Vote of Security Holders.

There were no matters submitted to a vote of security holders during the quarter ended September 29, 2007.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Shares of the Company's common stock are traded over-the-counter on the Nasdaq National Market under the symbol "CRRC." At November 19, 2007, there were 1,010 stockholders of record of the Company's common stock. Quarterly prices of the

Company's common stock and dividends paid per share during the years ended September 29, 2007 and September 30, 2006 are contained in the table below:

	Dividends Paid		Common Stock Prices			
			2007		2006	
	2007	2006	High	Low	High	Low
First quarter	$0.18	$0.12	$40.71	$36.22	$37.66	$32.71
Second quarter	0.18	0.12	40.84	37.50	42.15	34.34
Third quarter	0.18	0.12	42.02	38.20	44.90	35.03
Fourth quarter	0.18	0.12	40.07	34.17	40.02	33.03

On November 8, 2007, the Company announced the approval by its Board of Directors for the repurchase of up to $10 million of the Company's outstanding common stock from time to time at management's discretion either through the open market or privately negotiated transactions. The Company also announced that the Board of Directors declared a dividend of $0.20 per common share, an 11% increase over the dividend declared in the previous quarter.

PEER PERFORMANCE TABLE

The graph below compares the Corporation's cumulative total stockholder return on its Common Stock with the cumulative total return on the Standard & Poor's 500 stock index (the "S&P 500 Index"), a new peer group (the "New Peer Group") of companies selected by the Corporation for purposes of the comparison and the old peer group (the "Old Peer Group") that the corporation had been using for comparison over the past several years. Both peer groups are described more fully below including the reasons for making the changes. This graph assumes the investment of $100 on October 1, 2002 in each of Courier Common Stock, the S&P 500 Index, the New Peer Group and the Old Peer Group Common Stock, and reinvestment of quarterly dividends at the monthly closing stock prices. The returns of each company have been weighted annually for their respective stock market capitalizations in computing the S&P 500 and Peer Group indices.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Courier Corporation, S&P 500 Index, New Peer Group and Old Peer Group


300.00
200.00
100.00
0.00
2002
2003
2004
2005
2006
2007
Courier
S&P 500
New Peer Group
Old Peer Group

The Old Peer Group is made up of the following companies: Bowne & Company, Inc.; Ennis Business Forms, Inc.; The Standard Register Company; and John Wiley & Sons, Inc. The following companies were part of the Old Peer Group but are no longer included for the following reasons: Thomas Nelson, Inc. became a privately owned company in 2006; Banta Corporation was acquired by R. R. Donnelley & Sons Company in 2007; and Cadmus Communications Corporation was acquired by Cenveo, Inc. in 2007.

With the loss of three of the seven companies in the Old Peer Group, the Corporation felt its Peer Group should be modified and added the following three companies to its New Peer Group: Borders Group, Inc., Consolidated Graphics and Scholastic Corporation.

The New Peer Group now includes the following seven companies: Borders Group, Inc., Bowne & Company, Inc., Consolidated Graphics, Ennis Business Forms, Inc.; Scholastic Corporation, The Standard Register Company, and John Wiley & Sons, Inc.

Item 6. Selected Financial Data.

The information required by this Item is contained in the section captioned "Five-Year Financial Summary" appearing on page F-23 of this Annual Report on Form 10-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The information required by this Item is contained in the section captioned. "Management's Discussion and Analysis" on pages F-24 through F-33 of this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The Company does not hold any derivative financial instruments, derivative commodity instruments or other financial instruments except as noted in Notes A and K of Notes to Consolidated Financial Statements, which appear on pages F-7 through F-9 and F-22 of this Annual Report on Form 10-K. The Company engages neither in speculative nor derivative trading activities. The Company is exposed to market risk for changes in interest rates on invested funds as well as borrowed funds. The Company's revolving bank credit facility bears interest at a floating rate, with further information contained in Note D on page F-11 of this Annual Report on Form 10-K.

Item 8. Financial Statements and Supplementary Data.

The information required by this Item is contained on pages F-1 through F-22 of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures

(a) Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K, we carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e). Disclosure controls are procedures that are designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 (the "Exchange Act") is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Disclosure controls are also designed to ensure that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

(b) Changes in Internal Controls over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the fourth quarter of fiscal year 2007 that have materially affected, or that are reasonably likely to materially affect, the Company's internal control over financial reporting.

(c) Management's Responsibility for Financial Statements

Management of the Company is responsible for the preparation, integrity and objectivity of the Company's consolidated financial statements and other financial information contained in its Annual Report to Stockholders. Those consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States. In preparing those consolidated financial statements, the Company's management was required to make certain estimates and judgments, which are based upon currently available information and management's view of current conditions and circumstances.

The Audit Committee of the Board of Directors, which consists solely of independent directors, oversees the Company's process of reporting financial information and the audit of its consolidated financial statements. The Audit Committee stays informed of the financial condition of the Company and regularly reviews management's financial policies and procedures, the independence of the independent auditors, the Company's internal control and the objectivity of its financial reporting. The independent registered public accounting firm has free access to the Audit Committee and to meet with the Audit Committee periodically, both with and without management present.

The Company has retained Deloitte & Touche LLP, an independent registered public accounting firm, to audit its consolidated financial statements found in this Annual Report on Form 10-K for the year ended September 29, 2007. The Company has made available to Deloitte & Touche LLP all of its financial records and related data in connection with their audit of the consolidated financial statements.

The Company has filed with the Securities and Exchange Commission the required certifications related to its consolidated financial statements as of and for the year ended September 29, 2007. These certifications are exhibits to this Annual Report on Form 10-K for the year ended September 29, 2007.

(d) Management's Report on Internal Control Over Financial Reporting.

Management has responsibility for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the Company's internal control over financial reporting as of September 29, 2007.

In making its assessment of the Company's internal control over financial reporting, the Company's management has utilized the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in Internal Control-Integrated Framework. Management concluded that based on its assessment, the Company's internal control over financial reporting was effective as of September 29, 2007. Deloitte & Touche LLP, an independent registered public accounting firm that audited our financial statements included in this Annual Report, has issued an attestation report on the effectiveness of internal control over financial reporting as of September 29, 2007, which appears within this Annual Report on Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Courier Corporation
North Chelmsford, Massachusetts

We have audited the internal control over financial reporting of Courier Corporation and subsidiaries (the "Company") as of September 29, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 29, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended September 29, 2007 of the Company, and our report dated November 28, 2007 expressed an unqualified opinion on those financial statements and financial statement schedule and includes an explanatory paragraph concerning the Company's adoption of Statement of Financial Standards No.

158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)."

s/ Deloitte & Touche LLP

Boston, Massachusetts
November 28, 2007

(e) **Limitations on Design and Effectiveness of Controls.**

The Company's management, including our Chief Executive Officer and Chief Financial Officer, believes that our disclosure controls and procedures and internal control over financial reporting are effective at the reasonable assurance level. However, the Company's management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must take into consideration resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected in a timely manner. These inherent limitations include the fact that controls can be circumvented by individual acts, by collusion of two or more people or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Finally, over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers and Corporate Governance.

Courier's executive officers, together with their ages and all positions and offices with the Company presently held by each person named, are as follows:

James F. Conway III	55	Chairman, President and Chief Executive Officer
George Q. Nichols	78	Corporate Senior Vice President and Chairman of National Publishing Company
Robert P. Story, Jr.	56	Executive Vice President and Chief Operating Officer
Peter M. Folger	54	Senior Vice President and Chief Financial Officer
Rajeev Balakrishna	37	Vice President and General Counsel
Eric J. Zimmerman	42	Vice President, Publishing

The terms of office of all of the above executive officers continue until the first meeting of the Board of Directors following the next annual meeting of stockholders and the election or appointment and qualification of their successors, unless any officer sooner dies, resigns, is removed or becomes disqualified.

Mr. Conway III was elected Chairman of the Board in September 1994 after serving as acting Chairman since December 1992. He has been Chief Executive Officer since December 1992 and President since July 1988.

Mr. Nichols became an executive officer of Courier in June 1989. He was elected a Director of the Company in March 1995 and became Senior Vice President of the Company in November 1996. He became Chairman of National Publishing Company in December 1999. He had previously been President of National Publishing Company since 1976.

Mr. Story became Executive Vice President and Chief Operating Officer in November 2006. He had previously been Senior Vice President and Chief Financial Officer since April 1989. He joined Courier in November 1986 as Vice President and Treasurer. He was elected a Director of the Company in February 1995.

Mr. Folger became Senior Vice President and Chief Financial Officer in November 2006. He had previously been Controller since 1982 and Vice President since November 1992.

Mr. Balakrishna became Vice President and General Counsel of Courier Corporation in February 2007. Prior to that, since 1996, he was an attorney at the law firms of Proskauer Rose LLP and Goodwin Procter LLP and in house Counsel at John Hancock Financial Services, Inc.

Mr. Zimmerman became Vice President, Publishing and an executive officer of Courier Corporation in October 2004. He joined Courier in December 1994 as General Manager of its former Copyright Management Services operation and became Vice President of e-Commerce for Courier in September 2000.

The Company has adopted a code of ethics entitled "Courier Corporation Business Conduct Guidelines," which is applicable to all of the Company's directors, officers, and employees. These Business Conduct Guidelines are available on the Company's Internet website, located at www.courier.com.

All other information called for by Item 10 is contained in the definitive Proxy Statement, under the captions "Item 1: Election of Directors," "Corporate Governance" and "Section 16(a) Beneficial Ownership Reporting Compliance," to be delivered to stockholders in connection with the Annual Meeting of Stockholders scheduled to be held on Wednesday, January 16, 2008. Such information is incorporated herein by reference.

Item 11. Executive Compensation.

Information called for by Item 11 is contained in the definitive Proxy Statement, under the caption "Compensation Discussion and Analysis," to be delivered to stockholders in connection with the Annual Meeting of Stockholders scheduled to be held on Wednesday, January 16, 2008. Such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table provides information as of September 29, 2007 regarding shares of common stock of the Company that may be issued under its existing compensation plans, including the Courier Corporation Amended and Restated 1993 Stock Incentive Plan (the "1993 Plan"), the Courier Corporation 2005 Stock Equity Plan for Non-Employee Directors (the "2005 Plan"), and the Courier Corporation 1989 Deferred Income Stock Option Plan for Non-Employee Directors, which was replaced by the 2005 Plan.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(2)(3)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	554,608	$27.29	359,633
Equity compensation plans not approved by security holders	-	-	-
Total	554,608	$27.29	359,633

(1) Does not include any restricted stock as such shares are already reflected in the Company's outstanding shares.
(2) 81,110 shares of these 359,633 shares were reserved for future issuance under the Company's Employee Stock Purchase Plan.
(3) Includes up to 185,241 securities that may be issued in the form of restricted stock.

All other information called for by Item 12 is contained in the definitive Proxy Statement, under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Compensation Discussion and Analysis," to be delivered to stockholders in connection with the Annual Meeting of Stockholders scheduled to be held on Wednesday, January 16, 2008. Such information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions and Director Independence.

Information called for by Item 13 is contained in the definitive Proxy Statement to be delivered to stockholders in connection with the Annual Meeting of Stockholders scheduled to be held on Wednesday, January 16, 2008. Such information is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

Information called for by Item 14 is contained in the definitive Proxy Statement, under the caption "Item 2: Ratification and Approval of Selection of Independent Auditors," to be delivered to stockholders in connection with the Annual Meeting of Stockholders scheduled to be held on Wednesday, January 16, 2008. Such information is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) Documents filed as part of this report

1. *Financial statements*	**Page(s)**
• Report of Independent Registered Public Accounting Firm	F-1
• Consolidated Statements of Income for each of the three years in the period ended September 29, 2007	F-2
• Consolidated Balance Sheets as of September 29, 2007 and September 30, 2006	F-3 to F-4
• Consolidated Statements of Cash Flows for each of the three years in the period ended September 29, 2007	F-5
• Consolidated Statements of Changes in Stockholders' Equity for each of the three years in the period ended September 29, 2007	F-6
• Notes to Consolidated Financial Statements	F-7 to F-22

2. *Financial statement schedule*

Schedule II - Consolidated Valuation and Qualifying Accounts	S-1

3. *Exhibits*

Exhibit No.	Description of Exhibit
3A-1	Articles of Organization of Courier Corporation, as of June 29, 1972 (filed as Exhibit 3A-1 to the Company's Annual Report on Form 10-K for the fiscal year ended September 26, 1981, and incorporated herein by reference).
3A-2	Articles of Amendment of Courier Corporation (changing stockholder vote required for merger or consolidation), as of January 20, 1977 (filed as Exhibit 3A-2 to the Company's Annual Report on Form 10-K for the fiscal year ended September 26, 1981, and incorporated herein by reference).

3A-3 Articles of Amendment of Courier Corporation (providing for staggered election of directors), as of January 20, 1977 (filed as Exhibit 3A-3 to the Company's Annual Report on Form 10-K for the fiscal year ended September 26, 1981, and incorporated herein by reference).

3A-4 Articles of Amendment of Courier Corporation (authorizing class of Preferred Stock), as of February 15, 1978 (filed as Exhibit 3A-4 to the Company's Annual Report on Form 10-K for the fiscal year ended September 26, 1981, and incorporated herein by reference).

3A-5 Articles of Amendment of Courier Corporation (increasing number of shares of authorized Common Stock), as of January 16, 1986 (described in item #2 of the Company's Proxy Statement for the Annual Meeting of Stockholders held on January 16, 1986, and incorporated herein by reference).

3A-6 Articles of Amendment of Courier Corporation (providing for fair pricing procedures for stock to be sold in certain business combinations), as of January 16, 1986 (filed as Exhibit A to the Company's Proxy Statement for the Annual Meeting of Stockholders held on January 16, 1986, and incorporated herein by reference).

3A-7 Articles of Amendment of Courier Corporation (limiting personal liability of directors to the Corporation or to any of its stockholders for monetary damages for breach of fiduciary duty), as of January 28, 1988 (filed as Exhibit 3A-7 to the Company's Annual Report on Form 10-K for the fiscal year ended September 24, 1988, and incorporated herein by reference).

3A-8 Articles of Amendment of Courier Corporation (establishing Series A Preferred Stock), as of November 8, 1988 (filed as Exhibit 3A-8 to the Company's Annual Report on Form 10-K for the fiscal year ended September 24, 1988, and incorporated herein by reference).

3A-9 Articles of Amendment of Courier Corporation (increasing number of shares of authorized Common Stock), as of January 17, 2002 (filed as Exhibit 3 to the Company's Quarterly Report on Form 10-Q for the period ended March 30, 2002, and incorporated herein by reference).

3B By-Laws of Courier Corporation, amended and restated as of March 24, 2005 (filed as Exhibit 3 to the Company's Current Report on Form 8-K, dated March 24, 2005, and incorporated herein by reference).

10A+ Letter Agreement, dated February 8, 1990, of Courier Corporation relating to supplemental retirement benefit and consulting agreement with James F. Conway, Jr. (filed as Exhibit 10B to the Company's Annual Report on Form 10-K for the fiscal year ended September 29, 1990, and incorporated herein by reference).

10B-1+	Courier Corporation 1989 Deferred Income Stock Option Plan for Non-employee Directors, effective September 28, 1989 (filed as Exhibit A to the Company's Proxy Statement for the Annual Meeting of Stockholders held January 18, 1990, and incorporated herein by reference).
10B-2+	Amendment, effective November 4, 1993, to the 1989 Deferred Income Stock Option Plan for Non-employee Directors (filed as Exhibit 10C-2 to the Company's Annual Report on Form 10-K for the fiscal year ended September 25, 1993, and incorporated herein by reference).
10B-3+	Amendment, effective September 24, 1998, to the 1989 Deferred Income Stock Option Plan for Non-employee Directors (filed as Exhibit 10C-3 to the Company's Annual Report on Form 10-K for the fiscal year ended September 26, 1998, and incorporated herein by reference).
10B-4+	Amendment, effective January 21, 1999, to the 1989 Deferred Income Stock Option Plan for Non-employee Directors (described in Item 3 of the Company's Proxy Statement for the Annual Meeting of Stockholders held January 21, 1999, and incorporated herein by reference).
10C-1+	Courier Corporation 1983 Stock Option Plan (filed as Exhibit A to the Company's Proxy Statement for the Annual Meeting of Stockholders held on January 20, 1983, and incorporated herein by reference).
10C-2+	Amendment, effective January 17, 1985, to the Courier Corporation 1983 Stock Option Plan (described in Item 2 of the Company's Proxy Statement for the Annual Meeting of Stockholders held on January 17, 1985, and incorporated herein by reference).
10C-3+	Amendment, effective January 19, 1989, to the Courier Corporation 1983 Stock Option Plan (described in Item 3 of the Company's Proxy Statement for the Annual Meeting of Stockholders held January 19, 1989, and incorporated herein by reference).
10D-1+	The Courier Executive Compensation Program, as amended and restated on December 5, 2005 (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K on December 7, 2005, and incorporated herein by reference).
10D-2+	The Management Incentive Compensation Program, effective October 4, 1993 (filed as Exhibit 10E-3 to the Company's Annual Report on Form 10-K for the fiscal year ended September 25, 1993, and incorporated herein by reference).
10.1+*	Amendment, effective September 18, 2007, to the Courier Executive Compensation Program, as amended and restated on December 5, 2005.

10E+	Courier Corporation Senior Executive Severance Program, as amended and restated on December 5, 2005 (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K on December 7, 2005, and incorporated herein by reference)..
10F-1	Rights Agreement between Courier Corporation and State Street Bank and Trust Company dated March 18, 1999 (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K, dated March 18, 1999, and incorporated herein by reference).
10F-2	Amendment, dated November 8, 2001, to Rights Agreement between Courier Corporation and EquiServe Trust Company NA dated March 18, 1999 (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended March 26, 2005, and incorporated herein by reference).
10G+	Courier Corporation 1999 Employee Stock Purchase Plan (filed as Exhibit A to the Company's Proxy Statement for the Annual Meeting of Stockholders held on January 21, 1999, and incorporated herein by reference).
10H-1+	Agreement, as of March 3, 1993, of Courier Corporation relating to employment contract and supplemental retirement benefit with George Q. Nichols (filed as Exhibit 10J to the Company's Annual Report on Form 10-K for the fiscal year ended September 25, 1993, and incorporated herein by reference).
10H-2+	Amendment, as of April 16, 1997, to supplemental retirement benefit agreement with George Q. Nichols (filed as Exhibit 10J-2 to the Company's Annual Report on Form 10-K for the fiscal year ended September 27, 1997, and incorporated herein by reference).
10H-3+	Amendment, as of November 9, 2000, to supplemental retirement benefit agreement with George Q. Nichols (filed as Exhibit 10I-3 to the Company's Annual Report on Form 10-K for the fiscal year ended September 29, 2001, and incorporated herein by reference).
10I-1	Amended and Restated Revolving Credit Agreement, dated as of March 31, 2003, between Courier Corporation, Fleet National Bank, KeyBank National Association, Citizens Bank of Massachusetts and Sovereign Bank, providing for a $60 million revolving credit facility (filed as Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the period ended June 28, 2003, and incorporated herein by reference).
10I-2	Amendment, dated March 31, 2004, to Amended and Restated Revolving Credit Agreement, dated as of March 31, 2003, between Courier Corporation, Fleet National Bank, KeyBank National Association, Citizens Bank of Massachusetts and Sovereign Bank, providing for a $60

million revolving credit facility (filed as Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the period ended March 27, 2004, and incorporated herein by reference).

10I-3	Amendment, dated April 29, 2005, to Amended and Restated Revolving Credit Agreement, dated as of March 31, 2003, between Courier Corporation, KeyBank National Association, Citizens Bank of Massachusetts and Sovereign Bank, providing for a $45 million revolving credit facility (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 26, 2005, and incorporated herein by reference).
10I-4	Amendment, dated May 11, 2006, to Amended and Restated Revolving Credit Agreement, dated as of March 31, 2003, between Courier Corporation, KeyBank National Association, Citizens Bank of Massachusetts and Sovereign Bank, providing for a $60 million revolving credit facility (filed as Exhibit 10 to the Company's Current Report on Form 8-K on May 17, 2006, and incorporated herein by reference).
10I-5	Amendment, dated November 9, 2006, to Amended and Restated Revolving Credit Agreement, dated as of March 31, 2003, between Courier Corporation, KeyBank National Association, Citizens Bank of Massachusetts, Sovereign Bank, JP Morgan Chase Bank, N.A., and Wells Fargo Bank, N.A. providing for a $100 million revolving credit facility (filed as Exhibit 10 to the Company's Current Report on Form 8-K on November 15, 2006, and incorporated herein by reference).
10.2*	Amendment, dated September 24, 2007, to Amended and Restated Revolving Credit Agreement, dated as of March 31, 2003, between Courier Corporation, KeyBank National Association, Citizens Bank of Massachusetts, Sovereign Bank, JP Morgan Chase Bank, N.A., and Wells Fargo Bank, N.A. providing for a $100 million revolving credit facility.
10J-1+	Courier Corporation Amended and Restated 1993 Stock Incentive Plan (filed January 19, 2005 as Exhibit 10.5 to the Company's Registration Statement No. 333-122136 and incorporated herein by reference).
10J-2+	Form of Incentive Stock Option Agreement for the Courier Corporation 1993 Stock Incentive Plan (filed as Exhibit 10.1 to the Company's Annual Report on Form 10-K for the fiscal year ended September 25, 2004, and incorporated herein by reference).
10J-3+	Form of Non-Qualified Stock Option Agreement for the Courier Corporation 1993 Stock Incentive Plan (filed as Exhibit 10.2 to the Company's Annual Report on Form 10-K for the fiscal year ended September 25, 2004, and incorporated herein by reference).

10J-4+	Form of Stock Grant Agreement for the Courier Corporation 1993 Stock Incentive Plan (filed as Exhibit 10.3 to the Company's Annual Report on Form 10-K for the fiscal year ended September 25, 2004, and incorporated herein by reference).
10J-5+	Non-Qualified Stock Option Agreement for the Courier Corporation 1993 Stock Incentive Plan for J. F. Conway, III dated September 23, 2004 (filed as Exhibit 10.4 to the Company's Annual Report on Form 10-K for the fiscal year ended September 25, 2004, and incorporated herein by reference).
10J-6+	Stock Grant Agreement for the Courier Corporation 1993 Stock Incentive Plan for J. F. Conway, III dated September 23, 2004 (filed as Exhibit 10.5 to the Company's Annual Report on Form 10-K for the fiscal year ended September 25, 2004, and incorporated herein by reference).
10J-7+	Non-Qualified Stock Option Agreement for the Courier Corporation 1993 Stock Incentive Plan for R. P. Story, Jr. dated September 23, 2004 (filed as Exhibit 10.6 to the Company's Annual Report on Form 10-K for the fiscal year ended September 25, 2004, and incorporated herein by reference).
10J-8+	Stock Grant Agreement for the Courier Corporation 1993 Stock Incentive Plan for R. P. Story, Jr. dated September 23, 2004 (filed as Exhibit 10.7 to the Company's Annual Report on Form 10-K for the fiscal year ended September 25, 2004, and incorporated herein by reference).
10J-9+	Non-Qualified Stock Option Agreement for the Courier Corporation 1993 Stock Incentive Plan for P. D. Tobin dated September 23, 2004 (filed as Exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended September 25, 2004, and incorporated herein by reference).
10J-10+	Stock Grant Agreement for the Courier Corporation 1993 Stock Incentive Plan for P. D. Tobin dated September 23, 2004 (filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended September 25, 2004, and incorporated herein by reference).
10J-11+	Non-Qualified Stock Option Agreement for the Courier Corporation 1993 Stock Incentive Plan for P. M. Folger dated September 23, 2004 (filed as Exhibit 10.10 to the Company's Annual Report on Form 10-K for the fiscal year ended September 25, 2004, and incorporated herein by reference).
10J-12+	Stock Grant Agreement for the Courier Corporation 1993 Stock Incentive Plan for P. M. Folger dated September 23, 2004 (filed as Exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year ended September 25, 2004, and incorporated herein by reference).

10J-13+	Non-Qualified Stock Option Agreement for the Courier Corporation 1993 Stock Incentive Plan for E. J. Zimmerman dated September 23, 2004 (filed as Exhibit 10.12 to the Company's Annual Report on Form 10-K for the fiscal year ended September 25, 2004, and incorporated herein by reference).
10J-14+	Stock Grant Agreement for the Courier Corporation 1993 Stock Incentive Plan for E. J. Zimmerman dated September 23, 2004 (filed as Exhibit 10.13 to the Company's Annual Report on Form 10-K for the fiscal year ended September 25, 2004, and incorporated herein by reference).
10J-15+	Incentive Stock Option Agreement for the Courier Corporation 1993 Stock Incentive Plan for E. J. Zimmerman dated September 23, 2004 (filed as Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended September 25, 2004, and incorporated herein by reference).
10K-1+	Courier Corporation 2005 Stock Equity Plan for Non-Employee Directors (filed January 19, 2005 as Exhibit 10.1 to the Company's Registration Statement No. 333-122137 and incorporated herein by reference).
10K-2+	Form of Non-Qualified Stock Option Agreement for the Courier Corporation 2005 Stock Equity Plan for Non-employee Directors (filed as Exhibit 10.15 to the Company's Annual Report on Form 10-K for the fiscal year ended September 25, 2004, and incorporated herein by reference).
10K-3+	Form of Stock Unit Agreement for the Courier Corporation 2005 Stock Equity Plan for Non-employee Directors (filed as Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended September 25, 2004, and incorporated herein by reference).
10L	Stock Purchase Agreement by and among Courier Corporation and the stockholders of Book-mart Press, Inc., dated as of July 21, 1997 (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K dated July 21, 1997, and incorporated herein by reference).
10M-1+	Courier Corporation Deferred Compensation Program dated November 6, 1997 including Messrs. Conway III, Nichols, and Story (filed as Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the period ended December 27, 1997, and incorporated herein by reference).
10M-2+	Amendment to Courier Corporation Deferred Compensation Program, effective January 1, 2005, (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on December 7, 2005, and incorporated herein by reference).

10N	Master Lease Finance Agreement, dated as of September 23, 1998 between Courier Corporation and General Electric Capital Corporation (filed as Exhibit 10R to the Company's Annual Report on Form 10-K for the fiscal year ended September 26, 1998, and incorporated herein by reference).
10O	Stock Purchase Agreement by and among Courier Corporation, Mrs. Blanche Cirker, individually, the Estate of Hayward Francis Cirker, by Blanche Cirker, executrix, and each of the stockholders of Dover Publications, Inc., Dover Book Store Inc. and Transfolio Express, Inc. dated as of August 14, 2000 (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K dated September 22, 2000, and incorporated herein by reference).
10P	Master Lease Finance Agreement, dated as of September 25, 2000 between Courier Corporation and Eastern Bank (filed as Exhibit 10T to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2000, and incorporated herein by reference).
10Q+	Amendment, effective March 1, 2005, to the Courier Corporation 1999 Employee Stock Purchase Plan (filed as Exhibit 10.1 to the Company's Annual Report on Form 10-K for the fiscal year ended September 24, 2005, and incorporated herein by reference).
10R	Stock Purchase Agreement, dated April 27, 2006, by and among Courier Corporation, Federal Marketing Corporation, d/b/a Creative Homeowner ("Creative Homeowner"), and the stockholders of Creative Homeowner (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on May 3, 2006, and incorporated herein by reference).
10S	Lease Agreement, dated April 27, 2006, between Courier Corporation and Thomas Minor Associates, LLC (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K on May 3, 2006, and incorporated herein by reference).
21*	Schedule of Subsidiaries.
23*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
31.1*	Certification of Chief Executive Officer pursuant to 15 U.S.C. Section 10A, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer pursuant to 15 U.S.C. Section 10A, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Exhibit is furnished herewith.
+ Designates a Company compensation plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on November 28, 2007.

COURIER CORPORATION

By: *s/James F. Conway III*
James F. Conway III
Chairman, President and Chief Executive Officer

By: *s/Peter M. Folger*
Peter M. Folger
Senior Vice President and Chief Financial Officer

By: *s/Kathleen M. Leon*
Kathleen M. Leon
Vice President and Controller

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities indicated, on November 28, 2007.

s/James F. Conway III
James F. Conway III
Chairman, President and Chief Executive Officer

s/Kathleen Foley Curley
Kathleen Foley Curley
Director

s/Richard K. Donahue
Richard K. Donahue
Director

s/Edward J. Hoff
Edward J. Hoff
Director

s/Arnold S. Lerner
Arnold S. Lerner
Director

s/Peter K. Markell
Peter K. Markell
Director

s/George Q. Nichols
George Q. Nichols
Director

s/Ronald L. Skates
Ronald L. Skates
Director

s/Robert P. Story, Jr.
Robert P. Story, Jr.
Director

s/W. Nicholas Thorndike
W. Nicholas Thorndike
Director

s/Susan L. Wagner
Susan L. Wagner
Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Courier Corporation
North Chelmsford, Massachusetts

We have audited the accompanying consolidated balance sheets of Courier Corporation and subsidiaries (the "Company") as of September 29, 2007 and September 30, 2006, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended September 29, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15(a)2. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Courier Corporation and subsidiaries as of September 29, 2007 and September 30, 2006, and the results of their operations and their cash flows for each of the three years in the period ended September 29, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 29, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated November 28, 2007 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

As disclosed in Note G to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)."

s/ Deloitte & Touche LLP

Boston, Massachusetts
November 28, 2007

COURIER CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(Dollars in thousands except per share amounts)

	For the Years Ended		
	September 29, 2007	September 30, 2006	September 24, 2005
Net sales (Note A)	$ 294,592	$ 269,051	$ 227,039
Cost of sales	198,229	180,535	151,853
Gross profit	96,363	88,516	75,186
Selling and administrative expenses	53,926	50,144	42,823
Interest (income) expense, net (Note A)	1,571	182	(388)
Pretax income	40,866	38,190	32,751
Provision for income taxes (Note C)	15,121	9,810	11,883
Net income	$ 25,745	$ 28,380	$ 20,868
Net income per share (Notes A and J):			
Basic	$2.06	$2.30	$1.72
Diluted	$2.03	$2.25	$1.67
Cash dividends declared per share	$0.72	$0.48	$0.33

The accompanying notes are an integral part of the consolidated financial statements.

Fiscal year 2006 was a 53-week period.

COURIER CORPORATION
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	September 29, 2007	September 30, 2006
ASSETS		
Current assets:		
Cash and cash equivalents (Note A)	$ 1,549	$ 1,483
Accounts receivable, less allowance for uncollectible accounts of $1,531 in 2007 and $1,593 in 2006 (Note A)	47,673	46,002
Inventories (Note B)	38,183	29,565
Deferred income taxes (Note C)	3,469	3,703
Other current assets	1,550	1,110
Total current assets	92,424	81,863
Property, plant and equipment (Note A):		
Land	1,296	1,296
Buildings and improvements	35,110	29,539
Machinery and equipment	190,127	163,395
Furniture and fixtures	1,837	1,973
Construction in progress	10,487	18,368
	238,857	214,571
Less-Accumulated depreciation and amortization	(141,079)	(129,323)
Property, plant and equipment, net	97,778	85,248
Goodwill, net (Notes A, H and I)	55,199	55,406
Other intangibles, net (Notes A and H)	12,904	13,691
Prepublication costs, net (Note A)	10,220	9,327
Other assets (Note G)	1,310	1,653
Total assets	$ 269,835	$ 247,188

The accompanying notes are an integral part of the consolidated financial statements.

COURIER CORPORATION
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	September 29, 2007	September 30, 2006
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt (Note D)	$ 91	$ 88
Accounts payable (Note A)	20,111	15,778
Accrued payroll	7,409	9,534
Accrued taxes (Note C)	2,129	3,362
Other current liabilities (Note G)	6,652	6,928
Total current liabilities	36,392	35,690
Long-term debt (Notes A and D)	17,375	17,222
Deferred income taxes (Note C)	9,446	8,913
Other liabilities	3,511	3,037
Total liabilities	66,724	64,862
Commitments and contingencies (Note E)		
Stockholders' equity (Notes A, F and G):		
Preferred stock, $1 par value - authorized 1,000,000 shares; none issued		
Common stock, $1 par value - authorized 18,000,000 shares; issued 12,612,000 shares in 2007 and 12,445,000 in 2006	12,612	12,445
Additional paid-in capital	12,977	8,592
Retained earnings	178,027	161,289
Accumulated other comprehensive loss	(505)	-
Total stockholders' equity	203,111	182,326
Total liabilities and stockholders' equity	$ 269,835	$ 247,188

The accompanying notes are an integral part of the consolidated financial statements.

COURIER CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	For the Years Ended		
	September 29, 2007	**September 30, 2006**	**September 24, 2005**
Operating Activities:			
Net income	$ 25,745	$ 28,380	$ 20,868
Adjustments to reconcile net income to cash provided from operating activities:			
Depreciation and amortization	18,856	14,804	11,660
Stock-based compensation (Notes A and F)	1,460	1,431	1,835
Deferred income taxes (Note C)	1,098	1,093	(830)
Changes in assets and liabilities:			
Accounts receivable	(1,671)	(2,845)	(135)
Inventory	(8,618)	(895)	(343)
Accounts payable	4,333	219	475
Accrued taxes	(1,233)	(2,408)	35
Other elements of working capital	(2,966)	(204)	486
Other long-term, net	451	(351)	111
Cash provided from operating activities	37,455	39,224	34,162
Investment Activities:			
Capital expenditures	(26,378)	(29,429)	(19,683)
Business acquisitions (Note H)	-	(51,164)	-
Prepublication costs (Note A)	(5,417)	(4,253)	(2,867)
Cash used for investment activities	(31,795)	(84,846)	(22,550)
Financing Activities:			
Long-term debt borrowings (repayments)	156	16,800	(83)
Cash dividends	(9,007)	(5,927)	(4,066)
Proceeds from stock plans	2,608	1,691	1,632
Excess tax benefits from stock-based compensation	649	503	978
Cash provided from (used for) financing activities	(5,594)	13,067	(1,539)
Increase (decrease) in cash and cash equivalents	66	(32,555)	10,073
Cash and cash equivalents at the beginning of the period	1,483	34,038	23,965
Cash and cash equivalents at the end of the period	$ 1,549	$ 1,483	$ 34,038
Supplemental cash flow information:			
Interest paid	$ 1,604	$ 564	$ 219
Income taxes paid (net of refunds)	$ 14,447	$ 10,725	$ 11,707
Supplemental disclosure of noncash investing and financing activities:			
Property and equipment costs included in accounts payable and accrued expenses	$ 5,301	$ 3,204	$ 2,057

The accompanying notes are an integral part of the consolidated financial statements.

COURIER CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Dollars in thousands)

	Total Stockholders' Equity	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss
Balance, September 25, 2004	$135,383	$8,031	$5,318	$122,034	$0
Net income	20,868	-	-	20,868	-
Cash dividends	(4,066)	-	-	(4,066)	-
Stock dividend	-	4,061	(4,061)	-	-
Stock-based compensation (Note F)	1,835	8	1,827	-	-
Other stock plan activity	2,440	213	2,227	-	-
Balance, September 24, 2005	156,460	12,313	5,311	138,836	-
Net income	28,380	-	-	28,380	-
Cash dividends	(5,927)	-	-	(5,927)	-
Stock-based compensation (Note F)	1,431	6	1,425	-	-
Other stock plan activity	1,982	126	1,856	-	-
Balance, September 30, 2006	182,326	12,445	8,592	161,289	-
Net income	25,745	-	-	25,745	-
Cash dividends	(9,007)	-	-	(9,007)	-
SFAS 158 transition adjustment (Note G)	(505)	-	-	-	(505)
Stock-based compensation (Note F)	1,460	5	1,455	-	-
Other stock plan activity	3,092	162	2,930	-	-
Balance, September 29, 2007	$203,111	$12,612	$12,977	$178,027	($505)

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. Summary of Significant Accounting Policies

Business: Courier Corporation and its subsidiaries ("Courier" or the "Company") print, publish and sell books. Courier has two business segments: book manufacturing and specialty book publishing. On April 28, 2006, the Company acquired Federal Marketing Corporation, d/b/a Creative Homeowner ("Creative Homeowner"), a New Jersey-based publisher and distributor of books, home plans, and related products for the home and garden retail book market. On October 17, 2005, the Company acquired Moore-Langen Printing Company, Inc. ("Moore Langen") an Indianapolis-based printer specializing in manufacturing book covers. Creative Homeowner is included in the specialty publishing segment and Moore Langen is included in the book manufacturing segment (see Note H).

Principles of Consolidation and Presentation: The consolidated financial statements, prepared on a fiscal year basis, include the accounts of Courier Corporation and its subsidiaries after elimination of all intercompany transactions. Such financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles"). Fiscal years 2007 and 2005 were 52-week periods compared with fiscal year 2006, which was a 53-week period.

Financial Instruments: Financial instruments consist primarily of cash, accounts receivable, accounts payable and debt obligations. The Company classifies as cash and cash equivalents amounts on deposit in banks and cash invested temporarily in various instruments with maturities of three months or less at time of purchase. At September 29, 2007 and September 30, 2006, the fair market value of the Company's financial instruments approximated their carrying values. Interest income from these instruments was $450,000 in 2006 and $666,000 in 2005 and is included in the caption "Interest (income) expense, net" in the accompanying Consolidated Statements of Income. There was no such interest income in fiscal 2007.

Property, Plant and Equipment: Property, plant and equipment are recorded at cost, including interest on funds borrowed to finance the acquisition or construction of major capital additions. Interest capitalized in 2007 was $169,000; no such interest was capitalized in 2006 and 2005. The Company provides for depreciation of property, plant and equipment on a straight-line basis over periods ranging from 10 to 40 years on buildings and improvements and from 3 to 11 years on equipment and furnishings.

Leasehold improvements are amortized on a straight-line basis over the shorter of their useful life or the term of the lease. Expenditures for maintenance and repairs are charged against income as incurred; betterments that increase the value or materially extend the life of the related assets are capitalized. When assets are sold or retired, the cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Goodwill and Other Intangibles: The Company evaluates possible impairment annually or whenever events or circumstances indicate that the carrying value of the assets may not be recoverable. There were no such events or circumstances in the periods presented. Goodwill has been allocated $14.8 million and $40.4 million, net of accumulated amortization of $2.1 million and $0.9 million, to the book manufacturing and specialty publishing segments, respectively. The following table reflects the components of other intangibles at September 29, 2007:

	(000's omitted)		
Other intangibles:	Book Manufacturing Segment	Specialty Publishing Segment	Total
Trade name	$ 931	$ 1,370	$ 2,301
Customer lists	231	11,502	11,733
Total other intangibles	$1,162	$12,872	$14,034
Accumulated amortization	(38)	(1,092)	(1,130)
Other intangibles, net at September 29, 2007	$1,124	$11,780	$12,904

Customer lists for Moore Langen and Creative Homeowner are being amortized over 10-year and 15-year periods, respectively. Such amortization expense was $787,000 and $343,000 in fiscal years 2007 and 2006, respectively. Annual amortization expense for the next five years will be approximately $800,000. Trade names are not being amortized as they are assumed to have indefinite lives.

Long-Lived Assets: Management periodically reviews long-lived assets for impairment and has not recorded an impairment of any asset of the Company.

Prepublication Costs: Prepublication costs, associated with creating new titles in the specialty publishing segment, are amortized to cost of sales using the straight-line method over estimated useful lives of three years for REA, four years for Dover Publications, Inc. ("Dover"), and five years for Creative Homeowner.

Income Taxes: Deferred income tax liabilities and assets are determined based upon the differences between the financial statement and tax bases of assets and liabilities, and are measured by applying enacted tax rates and laws for the taxable years in which these differences are expected to reverse.

Revenue Recognition: Revenue is recognized upon shipment of goods to customers or upon the transfer of ownership for those customers for whom the Company provides manufacturing and distribution services. Revenue for distribution services is recognized as services are provided. Shipping and handling fees billed to customers are classified as revenue. In the specialty publishing segment, revenue is recognized net of an allowance for sales returns. The process which the Company uses to determine its sales reserve, and the related reserve allowance netted from revenue, is based upon applying an estimated return rate to current year sales. This estimated return rate is based on actual historical return experience.

Use of Estimates: The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts at the date of the financial statements. Actual results may differ from these estimates.

Net Income per Share: Basic net income per share is based on the weighted average number of common shares outstanding each period. Diluted net income per share also includes potentially dilutive items such as stock options (Note J).

Adoption of New Accounting Principles: As more fully discussed in Note G below, the Company adopted Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS 158"). The effective date of this new standard was the end of the Company's 2007 fiscal year.

New Accounting Pronouncements: In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN No. 48"), an interpretation of FASB Statement No. 109, "Accounting for Income Taxes." FIN No. 48 applies to fiscal years beginning after December 15, 2006, the Company's 2008 fiscal year. The Company does not believe the adoption of FIN No. 48 will have a material effect on its consolidated financial position, results of operations or cash flows.

B. Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for approximately 45% and 37% of the Company's inventories at September 29, 2007 and September 30, 2006, respectively. Other inventories, primarily in the specialty publishing segment, are determined on a first-in, first-out (FIFO) basis.

Inventories consisted of the following at September 29, 2007 and September 30, 2006:

	(000's omitted)	
	2007	2006
Raw materials	$ 5,295	$ 3,910
Work in process	8,274	6,295
Finished goods	24,614	19,360
Total	$ 38,183	$ 29,565

On a FIFO basis, reported year-end inventories would have been higher by $5.3 million in fiscal 2007 and $5.5 million in fiscal 2006.

C. Income Taxes

The provision for income taxes differs from that computed using the statutory federal income tax rates for the following reasons:

	(000's omitted)		
	2007	2006	2005
Federal taxes at statutory rate	$ 14,303	$ 13,367	$ 11,463
State taxes, net of federal tax benefit	1,312	1,168	947
Federal manufacturer's deduction	(349)	(335)	-
Tax benefit of export related income	(165)	(674)	(805)
Stock based compensation (Note F)	57	148	300
Reversal of tax reserves	-	(3,800)	-
Other	(37)	(64)	(22)
Total	$ 15,121	$ 9,810	$ 11,883

During the fourth quarter of fiscal 2006, the Company reversed an income tax reserve for $3.8 million pursuant to receipt of a state tax audit report and the expiration of certain statutory limitations.

The provision for income taxes consisted of the following:

	(000's omitted)		
	2007	2006	2005
Current:			
Federal	$ 12,410	$ 10,930	$ 11,371
State	1,613	1,587	1,342
Reversal of tax reserves	-	(3,800)	-
	14,023	8,717	12,713
Deferred:			
Federal	652	906	(945)
State	446	187	115
	1,098	1,093	(830)
Total	$ 15,121	$ 9,810	$ 11,883

The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of September 29, 2007 and September 30, 2006:

	(000's omitted)	
	2007	2006
Deferred tax assets:		
Vacation accrual not currently deductible	$ 824	$ 886
Other accruals not currently deductible	356	497
Non-deductible reserves	2,076	2,073
Other	213	247
Classified as current	3,469	3,703
Deferred compensation arrangements	2,208	1,854
Tax benefits of stock option activity	674	375
SFAS 158 transition adjustment (Note G)	310	-
Other	591	47
Total deferred tax assets	$ 7,252	$ 5,979
Deferred tax liabilities:		
Accelerated depreciation	8,389	7,772
Goodwill and other intangibles amortization	4,840	3,417
Total deferred tax liabilities	$ 13,229	$ 11,189

The Company also has deferred tax assets for state net operating loss carryforwards of approximately $172,000 and $660,000 as of September 29, 2007 and September 30, 2006, respectively, for which the Company has fully provided valuation allowances.

Non-current deferred tax assets have been netted against non-current deferred tax liabilities for balance sheet classification purposes.

D. Long-Term Debt

At September 29, 2007 and September 30, 2006, the Company had $17.1 million and $16.9 million, respectively, in borrowings under its long-term revolving credit facility. Other long-term debt at September 29, 2007 and September 30, 2006 consisted of an obligation under an industrial development bond arrangement totaling $337,000 and $425,000, respectively, including current maturities of $91,000 and $88,000, respectively. This industrial bond arrangement bears interest at 3%. At September 29, 2007, scheduled aggregate principal payments of these obligations were $91,000 in 2008, $93,000 in 2009, $96,000 in 2010, and $17,186,000 in 2011. The industrial bond arrangement provides for a lien on the assets acquired with the proceeds.

The Company has a $100 million long-term revolving credit facility in place under which the Company can borrow at a rate not to exceed LIBOR plus 1.5%. The Company's interest rate at September 29, 2007 was 6.0%. In November 2006, the revolving credit facility was increased from $60 million to $100 million, the bank group was expanded from three banks to five banks and the maturity date was extended to 2011. The revolving credit facility is available to the Company for both its long-term and short-term financing needs.

The revolving credit facility contains restrictive covenants including provisions relating to the maintenance of working capital, the incurring of additional indebtedness and a quarterly test of EBITDA to debt service. During 2007, the revolving credit facility was amended to remove a restrictive covenant on the level of capital expenditures. The facility also provides for a commitment fee not to exceed 3/8% per annum on the unused portion. These fees are included in the caption "Interest (income) expense, net" in the accompanying Consolidated Statements of Income.

E. Commitments and Contingencies

The Company is committed under various operating leases to make annual rental payments for certain buildings and equipment. Amounts charged to operations under such leases approximated $3,436,000 in 2007, $3,108,000 in 2006 and $3,363,000 in 2005. As of September 29, 2007, minimum annual rental commitments under the Company's long-term operating leases were approximately $2,676,000 in 2008, $1,815,000 in 2009, $1,757,000 in 2010, $938,000 in 2011, $716,000 in 2012, and $1,096,000 in the aggregate thereafter. The Company leases one of its facilities from a corporation owned in part by an executive of one of the Company's subsidiaries. The lease agreement requires annual payments of approximately $312,000 through July 2012. At September 29, 2007 and September 30, 2006, the Company had letters of credit outstanding of $1,525,000 and $1,270,000, respectively.

In the ordinary course of business, the Company is subject to various legal proceedings and claims. The Company believes that the ultimate outcome of these matters will not have a material adverse effect on its consolidated financial statements.

F. Stock Arrangements

In fiscal 2006, the Company adopted the provisions of SFAS 123R. All prior periods presented have been restated on a retrospective basis consistent with the pro forma disclosures required for those periods by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by SFAS No. 148. Under the provisions of SFAS 123R, the Company records stock-based compensation expense for the cost of stock options, stock grants, and shares issued under the Company's Employee Stock Purchase Plan ("ESPP"). The fair value of each option awarded was calculated on the date of grant using the Black-Scholes option-pricing model.

Stock-based compensation recognized in selling and administrative expenses in the accompanying financial statements, and the related tax benefit, were as follows:

	(000's omitted) 2007	2006	2005
Stock-based compensation expense	$ 1,460	$ 1,431	$ 1,835
Related tax benefit	(454)	(352)	(341)
Stock-based compensation, net of related tax benefit	$ 1,006	$ 1,079	$ 1,494

Unrecognized stock-based compensation cost at September 29, 2007 was $2.4 million to be recognized over a weighted-average period of 2.4 years.

Stock Incentive Plan: The Company's stock incentive plan provides for the granting of stock options and stock grants up to a total of 2,064,375 shares. Under the plan provisions, both non-qualified and incentive stock options to purchase shares of the Company's common stock may be granted to key employees. The option price per share may not be less than the fair market value of stock at the time the option is granted and incentive stock options must expire not later than ten years from the date of grant. The Company annually issues a combination of stock options and stock grants to its key employees. Stock options and stock grants generally vest over three years.

The following is a summary of all option activity for this plan:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Term (yrs)	Aggregate Intrinsic Value (in 000's)
Outstanding at Sept. 25, 2004	625,262	$ 14.57		
Issued	30,131	35.61		
Exercised	(222,252)	9.32		
Cancelled	(7,104)	22.38		
Outstanding at Sept. 24, 2005	426,037	$ 18.66		
Issued	40,780	37.09		
Exercised	(64,926)	11.53		
Outstanding at Sept. 30, 2006	401,891	$ 21.69		
Issued	66,154	36.70		
Exercised	(80,377)	15.47		$ 1,941
Cancelled	(157)	35.51		
Outstanding at Sept. 29, 2007	387,511	$ 25.53	3.2	$ 3,937
Exercisable at Sept. 29, 2007	284,291	$ 21.48	2.6	$ 3,937
Available for future grants	185,241			

There were 35,970 non-vested stock grants outstanding at the beginning of fiscal 2007 with a weighted-average fair value of $33.77 per share. During 2007, 22,328 stock grants were awarded with a weighted-average fair value of $37.49 per share. There were 14,405 stock grants that vested in 2007 with a weighted-average fair value of $28.01 per share. Also, 1,141 non-vested stock shares, with a weighted-average fair value of $42.56, were forfeited during 2007. At September 29, 2007, there were 42,752 non-vested stock grants outstanding with a weighted-average fair value of $37.42.

Directors' Option Plan: In January 2005, stockholders approved the Courier Corporation 2005 Stock Equity Plan for Non-Employee Directors (the "2005 Plan"). Under the plan provisions, non-qualified stock options to purchase shares of the Company's common stock may be granted to non-employee directors up to a total of 225,000 shares. The option price per share is the fair market value of stock at the time the option is granted. The options are immediately exercisable and have a term of five years. The 2005 Plan replaced the previous non-employee directors' plan which had been adopted in 1989 (the "1989 Plan"). The 1989 Plan allowed directors to make an election to apply their annual retainer fee toward the granting of stock options at a price per share that was $5 below the fair market value at the time of the option award. In the first quarter of fiscal 2005, 9,000 options were granted under the 1989 Plan. No further options will be granted under the 1989 Plan.

The following is a summary of all option activity for these plans:

		Weighted Average		Aggregate Intrinsic Value (in 000's)
	Shares	Exercise Price	Remaining Term (yrs)	
Outstanding at Sept. 25, 2004	189,288	$ 13.33		
Issued	45,000	32.47		
Exercised	(60,112)	9.39		
Outstanding at Sept. 24, 2005	174,176	$ 19.64		
Issued	43,752	36.34		
Exercised	(32,801)	7.23		
Outstanding at Sept. 30, 2006	185,127	$ 25.78		
Issued	38,064	39.18		
Exercised	(56,094)	18.25		$ 1,121
Outstanding at Sept. 29, 2007	167,097	$ 31.36	2.6	$ 837
Exercisable at Sept. 29, 2007	167,097	$ 31.36	2.6	$ 837
Available for future grants	93,282			

Directors may also elect to receive their annual retainer and committee chair fees as shares of stock in lieu of cash. Such shares issued in 2007, 2006 and 2005 were 4,338 shares, 5,504 shares and 4,062 shares at a fair market value of $39.18, $36.34 and $34.49, respectively.

Employee Stock Purchase Plan: The Company's 1999 Employee Stock Purchase Plan ("ESPP"), as amended, covers an aggregate of 337,500 shares of Company common stock for issuance under the plan. Eligible employees may purchase shares of Company common stock at not less than 85% of fair market value at the end of the grant period. During 2007, 2006, and 2005, 20,066 shares, 18,433 shares, and 21,439 shares, respectively, were issued under the plan at an average price of $31.46 per share, $32.36 per share, and $26.49 per share, respectively. Since inception, 256,390 shares have been issued. At September 29, 2007, an additional 81,110 shares were reserved for future issuances.

Stockholders' Rights Plan: In March 1999, the Board of Directors adopted a ten-year stockholders' rights plan. Under the plan, the Company's stockholders of record at March 19, 1999 received a right to purchase a unit ("Unit") comprised of one one-thousandth of a share of preferred stock for each share of common stock held on that date at a price of $100, subject to adjustment. Until such rights become exercisable, one such right will also attach to subsequently issued shares of common stock. The rights become exercisable if a person or group acquires 15% or more of the Company's common stock or after commencement of a tender or exchange offer which would result in a person or group beneficially owning 15% or more of the Company's common stock. When exercisable, under certain conditions, each right entitles the holder thereof to purchase Units of the Company's preferred stock or shares of common stock of the acquirer, in each case having a market value at that time of twice the right's exercise price. The Board of Directors will be entitled to redeem the rights at one cent per right, under certain circumstances. The rights expire in 2009.

Stock-Based Compensation: The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model.

The following key assumptions were used to value options issued:

	2007	2006	2005
Risk-free interest rate	4.2%–4.7%	4.5%	4.1%
Expected volatility	25%–27%	30%	22%
Expected dividend yield	1.8%–2%	1.3%	1.1%
Estimated life for grants under:			
Stock Incentive Plans	5 years	5 years	7 years
Directors' Option Plans	5 years	5 years	5 years
ESPP	0.5 years	0.5 years	0.5 years

The following is a summary of the weighted average fair value per share of options granted during each of the past three fiscal years, based on the Black-Scholes option-pricing model.

	Stock Incentive Plan			Directors' Option Plans		
On grant date:	2007	2006	2005	2007	2006	2005
Exercise price equal to stock price	$9.00	$11.19	$10.43	$10.40	$9.14	$10.17
Exercise price less than stock price	-	-	-	-	-	$10.03

G. Retirement Plans

The Company and its consolidated subsidiaries maintain various defined contribution retirement plans covering substantially all of its employees. Dover, acquired in September 2000, also provides retirement benefits through a defined benefit plan ("the Dover plan") as described below.

Retirement costs of multi-employer union plans consist of contributions determined in accordance with the respective collective bargaining agreements. Retirement benefits for non-union employees are provided through the Courier Profit Sharing and Savings Plan ("PSSP"), which includes an Employee Stock Ownership Plan ("ESOP"). Retirement costs included in the accompanying financial statements amounted to approximately $3,940,000 in 2007, $3,870,000 in 2006 and $3,820,000 in 2005. At September 29, 2007 and September 30, 2006, the Company had $2.3 million and $2.6 million, respectively, accrued for the PSSP, which is included in the accompanying consolidated balance sheet under the caption "Other current liabilities."

The PSSP is qualified under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to contribute up to 100% of their compensation, subject to IRS limitations, with the Company making a matching contribution. Effective July 1, 2007, the Company increased the matching contribution to 100% of the first 2% of pay plus 25% of the next 4% of pay contributed by the employee. Previously, the Company match was 25% of the first 6% of pay contributed by the employee. The Company also makes contributions to the plan annually based on profits each year for the benefit of all eligible non-union employees.

Shares of Company common stock may be allocated to participants' ESOP accounts annually based on their compensation as defined in the plan. During the last three years, no such shares were allocated to eligible participants. At September 29, 2007, the ESOP held 374,511 shares on behalf of the participants.

Dover has a noncontributory, defined benefit pension plan covering substantially all of its employees. As of December 31, 2001, Dover employees became eligible to participate in the PSSP. As such, plan benefits under the Dover defined benefit plan were frozen as of that date. In 2007, $19,000 in contributions were made to the Dover plan; no contributions were made in 2006 or 2005.

On September 29, 2007, the Company adopted the recognition and disclosure requirements of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132 (R)" ("SFAS 158"). The Dover pension obligation was measured as of September 29, 2007 and calculated using generally accepted actuarial methods. Actuarial gains and losses are amortized using the corridor method over the average remaining service life of its active employees. SFAS 158 requires the Company to recognize the funded status of its postretirement benefit plans in the consolidated statement of financial position at September 29, 2007, with a corresponding adjustment to "accumulated other comprehensive income." The funded status is the difference between the fair value of plan assets and benefit obligations. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial gains or losses and unrecognized prior service costs. Future actuarial gains or losses that are not recognized as net periodic benefits cost in the same periods will be recognized as a component of other comprehensive income.

The incremental effect of adopting the provisions of SFAS 158 on the Company's consolidated balance sheet at September 29, 2007 are presented in the following table. The adoption of SFAS 158 had no effect on the Company's income statement for the year ended September 29, 2007, or for any prior period presented, and it will not affect the Company's operating results in future periods. Prior to the Company's adoption of SFAS 158, it recognized an additional liability of $34,000 and $51,000 at September 29, 2006 and 2005 respectively. The amounts recognized in the balance sheet upon adoption were as follows:

(000's omitted)	Prior to adopting SFAS 158	Effect of adopting SFAS 158	As reported September 29, 2007
Prepaid pension cost	$690	$(690)	-
Accrued pension liability	-	126	$126
Deferred tax asset	-	311	311
Accumulated other comprehensive loss	-	(505)	(505)

Accumulated other comprehensive income (loss) at September 29, 2007 includes actuarial losses, net of tax, of $505,000, related to the Dover plan, that have not yet been recognized in net periodic pension cost. The actuarial loss included in accumulated other comprehensive income and expected to be recognized in net periodic pension cost during the fiscal year ended September 27, 2008 is $26,000, net of tax.

The following tables provide information regarding the Dover plan for the years ended September 29, 2007 and September 30, 2006:

	(000's omitted)	
	2007	2006
Change in projected benefit obligation:		
Obligation at beginning of year	$3,138	$3,464
Administrative cost	7	7
Interest cost	184	173
Actuarial (gain) loss	270	(123)
Benefits paid	(529)	(383)
Obligation at end of year	$3,070	$3,138
Change in plan assets:		
Fair value of plan assets at beginning of year	$3,238	$3,559
Actual return on plan assets	235	62
Benefits paid	(529)	(383)
Fair value of plan assets at end of year	$2,944	$3,238
Reconciliation of funded status:		
Funded status at end of year	$(126)	$100
Unrecognized net actuarial loss and other	-	623
Prepaid (accrued) pension cost	$(126)	$ 723

Components of the net periodic benefit cost:	2007	2006	2005
Administrative cost	$ 7	$ 7	$ 8
Interest cost	184	173	185
Expected return on plan assets	(207)	(235)	(244)
Amortization of unrecognized net loss	49	21	-
Net periodic benefit cost (income)	$ 33	$(34)	$(51)
Actuarial assumptions used to determine costs and benefit obligations:			
Discount rate	5.8%	5.8%	5.3%
Compensation increases	None	None	None
Return on assets for the year	7.0%	7.0%	7.0%

The Company's strategy is to achieve a long-term rate of return sufficient to satisfy plan liabilities while minimizing plan expenses and mitigating downside risks. Assets are currently allocated 100% to Guaranteed Insurance Contracts, however the Company reviews this weighting from time to time in order to achieve overall objectives in light of current circumstances.

Accrued pension cost at September 29, 2007 is included in the accompanying consolidated balance sheet under the caption "Other liabilities" while prepaid pension cost at September 30, 2006 was included in "Other assets."

H. Business Acquisitions

On October 17, 2005, the Company acquired Moore-Langen Printing Company, Inc. ("Moore Langen"), an Indianapolis-based printer specializing in manufacturing book covers, in a $15 million cash transaction. The acquisition was accounted for as a purchase, and accordingly, Moore Langen's financial results were included in the book manufacturing segment in the consolidated financial statements from the date of acquisition. The allocation of the purchase price to assets acquired included, in the accompanying financial statements, approximately $5.5 million to goodwill, $0.9 million to trade name, and $0.2 million to customer lists.

On April 28, 2006, the Company acquired Creative Homeowner, a New Jersey-based publisher and distributor of books, home plans and related products for the home and garden retail book market. The Company purchased 100% of the stock in a $37 million cash transaction. The acquisition was accounted for as a purchase, and accordingly, Creative Homeowner's financial results were included in the specialty publishing segment in the consolidated financial statements from the date of acquisition. In the third quarter of fiscal 2007, adjustments were made to the allocation of Creative Homeowner's purchase price to assets resulting in a reduction in goodwill of approximately $0.2 million. The final allocation of purchase price to assets acquired was as follows:

	(000's omitted)
Goodwill	$ 16,414
Customer lists	11,502
Prepublication costs	3,046
Trade name	1,370
Accounts receivable	7,485
Inventory	2,876
Property, plant and equipment	440
Accounts payable	(4,863)
Other liabilities assumed	(2,230)
Other assets	971
Total purchase price	$ 37,011

For both the Moore Langen and Creative Homeowner acquisitions, goodwill and trade names are tax deductible.

The following unaudited pro forma information presents a summary of consolidated results of operations of the Company and Creative Homeowner as if the acquisition had occurred at the beginning of fiscal 2006 and 2005, with pro forma adjustments to give effect to amortization of customer lists, interest expense on acquisition debt and certain other purchase accounting adjustments, together with related income tax effects.

Unaudited (Dollars in thousands, except per share amounts)	2006	2005
Net sales	$284,014	$249,801
Net income	28,273	20,887
Net income per diluted share	2.24	1.67

I. Business Segments

The Company has two business segments: book manufacturing and specialty publishing. The book manufacturing segment offers a full range of services from production through storage and distribution for religious, educational and specialty trade book publishers. The Company has aggregated its book manufacturing business into one segment because of strong similarities in the economic characteristics, the nature of products and services, production processes, class of customer and distribution methods used. Moore Langen, acquired in October 2005, was added to this segment in fiscal 2006. The specialty publishing segment consists of Dover, REA, and Creative Homeowner, beginning with its acquisition in April 2006 (see Note H).

The accounting policies of the segments are the same as those described in Note A. In evaluating segment performance, management primarily focuses on income or loss before taxes, stock-based compensation, and other income. The elimination of intersegment sales and related profit represents sales from the book manufacturing segment to the specialty publishing segment. Interest is allocated to the specialty publishing segment based on the acquisition costs of Dover, REA, and Creative Homeowner, reduced by cash generated by each business since acquisition. Interest allocated to the book manufacturing segment includes interest associated with funding the Moore Langen acquisition. Stock-based compensation is reflected as "unallocated" in the following table. Corporate expenses that are allocated to the segments include various support functions such as information technology services, finance, human resources and engineering, and include depreciation and amortization expense related to corporate assets. The corresponding corporate asset balances are not allocated to the segments. Unallocated corporate assets consist primarily of cash and cash equivalents and fixed assets used by the corporate support functions.

The following table provides segment information as required under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Dollar amounts in the table are presented in thousands.

	Total Company	Book Manu-facturing	Specialty Publishing	Unallo-cated	Intersegment Elimination
Fiscal 2007					
Net sales	$294,592	$231,474	$72,890	$ -	$(9,772)
Earnings before income taxes	40,866	36,415	5,586	(1,460)	325
Total assets	269,835	157,703	103,284	8,848	-
Goodwill, net	55,199	14,771	40,428	-	-
Depreciation and amortization	18,856	12,084	6,096	676	-
Capital expenditures and prepublication costs	31,795	25,088	5,863	844	-
Interest (income)/expense	1,571	(279)	1,850	-	-
Fiscal 2006					
Net sales	$269,051	$220,115	$ 57,549	$ -	$(8,613)
Earnings before income taxes	38,190	33,606	6,122	(1,431)	(107)
Total assets	247,188	138,053	100,441	8,694	-
Goodwill, net	55,406	14,772	40,634	-	-
Depreciation and amortization	14,804	9,885	4,307	612	-
Capital expenditures and prepublication costs	33,682	28,248	4,557	877	-
Interest (income)/expense	182	(733)	915	-	-
Fiscal 2005					
Net sales	$227,039	$193,623	$ 40,254	$ -	$(6,838)
Earnings before income taxes	32,751	31,115	3,883	(1,835)	(412)
Total assets	196,965	99,449	59,160	38,356	-
Goodwill, net	33,255	9,240	24,015	-	-
Depreciation and amortization	11,660	8,263	3,029	368	-
Capital expenditures and prepublication costs	22,550	15,689	6,489	372	-
Interest (income)/expense	(388)	(700)	312	-	-

Export sales as a percentage of consolidated sales were approximately 16% in 2007, 19% in 2006 and 21% in 2005. Approximately 90% of export sales were in the book manufacturing segment in fiscal years 2007, 2006, and 2005. Sales to the Company's largest customer amounted to approximately 20% of consolidated sales in 2007, 23% in 2006 and 28% in 2005. In addition, sales to another customer amounted to 16% of consolidated sales in 2007 and 2006, and 19% in 2005. Both of these customers are in the book manufacturing segment and no other customer accounted for more than 10% of consolidated sales. Customers are granted credit on an unsecured basis. Receivables for the two largest customers, as a percentage of consolidated accounts receivable, were 21% at September 29, 2007 and 24% at September 30, 2006.

J. Net Income per Share

Following is a reconciliation of the shares used in the calculation of basic and diluted net income per share. Potentially dilutive shares, calculated using the treasury stock method, consist of shares issued under the Company's stock option plans.

	(000's omitted)		
	2007	2006	2005
Average shares outstanding for basic	12,470	12,322	12,125
Effect of potentially dilutive shares	219	277	356
Average shares outstanding for dilutive	12,689	12,599	12,481

K. Derivative Financial Instruments

At the end of fiscal 2006, the Company had a forward exchange contract to purchase approximately 800,000 euros as a hedge against a foreign currency equipment purchase commitment, designated as a cash flow hedge. The equipment was delivered and the forward exchange contract settled in the first quarter of fiscal 2007. The Company does not use derivative financial instruments for trading or speculative purposes.

COURIER CORPORATION

FIVE-YEAR FINANCIAL SUMMARY

(Dollar amounts in millions except per share data)	2007	2006*	2005	2004	2003
Net sales	$294.6	$269.1	$227.0	$211.2	$202.0
Gross profit	96.4	88.5	75.2	68.6	67.4
Net income	25.7	28.4	20.9	19.2	18.3
Net income per diluted share	2.03	2.25	1.67	1.56	1.50
Dividends per share	0.72	0.48	0.33	0.23	0.20
Working capital	56.0	46.2	66.9	57.3	50.9
Current ratio	2.5	2.3	3.2	2.9	2.9
Capital expenditures	26.4	29.4	19.7	13.4	10.9
Depreciation and amortization	18.9	14.8	11.7	10.9	9.8
Total assets	269.8	247.2	197.0	175.2	151.5
Long-term debt	17.4	17.2	0.4	0.5	0.6
Long-term debt as a percentage of capitalization	7.9%	8.6%	0.3%	0.4%	0.5%
Stockholders' equity	203.1	182.3	156.5	135.4	115.7
Return on stockholders' equity	13.4%	16.8%	14.3%	15.3%	17.3%
Stockholders' equity per share	16.10	14.65	12.71	11.24	9.73
Shares outstanding (in 000's)	12,612	12,445	12,313	12,047	11,897
Number of employees	1,830	1,724	1,479	1,465	1,420

Prior year amounts were retroactively adjusted to reflect the adoption of SFAS 123R in fiscal 2006 (Note F).

Net income per diluted share is based on weighted average shares outstanding; stockholders' equity per share is based on shares outstanding at year end. Shares outstanding and per share amounts were retroactively adjusted to reflect three-for-two stock splits distributed on May 27, 2005 and December 5, 2003 (Note A).

Net sales, gross profit, net income, net income per diluted share and return on stockholders' equity for 2003 reflect continuing operations. Results from discontinued operations was income of $848,000 (including a gain on disposal) in 2003.

* *Fiscal 2006 was a 53-week period. Fiscal 2006 results include the reversal of a $3.8 million, or $.30 per diluted share, income tax reserve (Note C).*

MANAGEMENT'S DISCUSSION AND ANALYSIS

FORWARD-LOOKING INFORMATION

The Annual Report to shareholders includes forward-looking statements. Statements that describe future expectations, plans or strategies are considered "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995 and releases issued by the Securities and Exchange Commission. The words "believe", "expect", "anticipate", "intend", "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. Factors that could affect actual results include, among others, changes in customers' demand for the Company's products, including seasonal changes in customer orders and shifting orders to lower cost regions, changes in market growth rates such as the housing market, changes in raw material costs and availability, pricing actions by competitors and other competitive pressures in the markets in which the Company competes, consolidation among customers and competitors, success in the execution of acquisitions and the performance and integration of acquired businesses, changes in operating expenses including medical and energy costs, changes in technology including migration from paper-based books to digital, difficulties in the start up of new equipment or information technology systems, changes in copyright laws, changes in tax regulations, changes in the Company's effective income tax rate, and general changes in economic conditions, including currency fluctuations and changes in interest rates. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements will prove to be accurate. The forward-looking statements included herein are made as of the date hereof, and the Company undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

OVERVIEW

Courier Corporation, founded in 1824, is one of America's leading book manufacturers and specialty publishers. The Company has two business segments: book manufacturing and specialty publishing. The book manufacturing segment streamlines the process of bringing books from the point of creation to the point of use. Based on sales, Courier is the third largest book manufacturer in the United States, offering services from prepress and production, through storage and distribution. The specialty publishing segment consists of Dover Publications, Inc. ("Dover"), Research & Education Association, Inc. ("REA"), and Federal Marketing Corporation, d/b/a Creative Homeowner ("Creative Homeowner"), acquired in April 2006. Dover publishes over 9,000 titles in more than 30 specialty categories ranging from literature to paper dolls, and music scores to clip art. REA publishes test preparation and study-guide books and software for high school, college and graduate students, as well as professionals. Creative Homeowner publishes and distributes books, home plans and related products to the home and garden market.

RESULTS OF OPERATIONS

FINANCIAL HIGHLIGHTS
(dollars in thousands except per share amounts)

	2007	2006	2005	Percent Change 2007 vs. 2006	Percent Change 2006 vs. 2005
Net sales	$294,592	$269,051	$227,039	9.5%	18.5%
Gross profit	96,363	88,516	75,186	8.9%	17.7%
As a percentage of sales	32.7%	32.9%	33.1%		
Selling and administrative expenses	53,926	50,144	42,823	7.5%	17.1%
Interest (income)/expense, net	1,571	182	(388)		
Pretax income	40,866	38,190	32,751	7.0%	16.6%
Provision for income taxes	15,121	9,810	11,883		
Net income	$25,745	$28,380	$20,868	-9.3%	36.0%
Net income per diluted share	$2.03	$2.25	$1.67	-9.8%	34.7%

Fiscal years 2007 and 2005 were 52-week periods compared with a 53-week period in fiscal year 2006. The pro rata effect of the extra week contributed approximately 2% to fiscal 2006 sales and earnings results.

Revenues in fiscal 2007 increased in both of the Company's operating segments compared to the prior year. Book manufacturing revenues were up 5% in fiscal 2007 compared to the 53-week period last year, reflecting continued growth in education sales. Sales in the specialty publishing segment for fiscal 2007 were up 27% compared to the prior year due largely to the inclusion of full-year results from Creative Homeowner, acquired in April 2006. Net income for fiscal 2007 was $25.7 million, or $2.03 per diluted share. For fiscal 2006, net income was $28.4 million, which included a reduction in taxes of $3.8 million, or $.30 per diluted share, from the reversal of tax reserves. Without the effect of this tax adjustment, net income in fiscal 2007 increased 5% over the prior year, or 8% on a comparable 52-week basis. For fiscal 2006, revenues in both of the Company's operating segments also increased compared to the prior year. Acquisitions made during fiscal 2006 contributed $24 million to the growth in revenues compared to fiscal 2005, in addition to higher textbook sales in the book manufacturing segment and growth in both of the previously existing businesses in the specialty publishing segment.

Business Acquisitions
On April 28, 2006, the Company acquired Creative Homeowner, a New Jersey-based publisher and distributor of books, home plans, and related products for the $340-million home and garden retail book market. On October 17, 2005, the Company acquired Moore-Langen Printing Company, Inc. ("Moore Langen") an Indianapolis-based printer

specializing in manufacturing book covers. Each of these acquisitions was accounted for as a purchase, and accordingly, the financial results of Creative Homeowner were included in the specialty publishing segment from the date of acquisition and the financial results of Moore Langen were included in the book manufacturing segment from the date of acquisition.

Book Manufacturing Segment

SEGMENT HIGHLIGHTS
(dollars in thousands)

	2007	2006*	2005	Percent Change 2007 vs. 2006	Percent Change 2006 vs. 2005
Net sales	$231,474	$220,115	$193,623	5.2%	13.7%
Gross profit	65,356	63,156	57,110	3.5%	10.6%
As a percentage of sales	28.2%	28.7%	29.5%		
Selling and administrative expenses	29,220	30,283	26,695	-3.5%	13.4%
Interest income, net	(279)	(733)	(700)	-61.9%	4.7%
Pretax income	$36,415	$33,606	$31,115	8.4%	8.0%

*Fiscal year 2006 was a 53-week period.

Within this segment, the Company focuses on three key publishing markets: education, religious and specialty trade. Sales to the education market were $99.7 million in fiscal 2007, up 15% over fiscal 2006 (or 18% on a comparable 52-week basis) reflecting share gains with key customers and continued strong demand for four-color textbooks for elementary and high schools. The newest 4-color press installation in December 2006, as well as new bindery equipment, provided the necessary capacity to meet the growing demand for educational books. Moore Langen, the Company's cover printing operation that specializes in textbook covers, also experienced revenue growth from the education market. In the religious market, sales were $63.1 million, down 6% from fiscal 2006 (or 4% on a comparable 52-week basis), reflecting slower than expected growth during the phase-in of a multi-year expansion program for the Company's largest religious customer. The objective of this program is to enable our customer to increase their distribution of scriptures around the world by reducing our production costs through manufacturing efficiencies and the use of alternative materials, and sharing the resulting savings with our customer. In support of this program, the Company added new binding equipment, to be followed in early 2008 with the installation of a major new press, which increases capacity and efficiency at our Philadelphia plant. Sales to the specialty trade market were $56.1 million, up 14% compared to fiscal 2006 (or 16% on a comparable 52-week basis), as a result of several large one-time orders early in the year, combined with growth from new customers and share gains from existing customers. In fiscal 2006, sales to the education market rose 11% to $86.3 million compared with fiscal 2005, with 4% of this increase attributed to the addition of Moore Langen. Sales increased in all levels of the market, with particular strength in four-color textbooks for elementary and high schools, enabled by a new four-color press installed in December 2005. Sales growth in the religious and the specialty trade markets in fiscal 2006 increased 2% to $67.0 million and 9% to $49.3 million, respectively, compared with the prior year.

Cost of sales in the book manufacturing segment increased 6% to $166.1 million in fiscal 2007 compared to the prior year, reflecting sales growth and higher benefit costs. The new press, which began operation in the Kendallville, Indiana plant in December 2006, had a smooth start up without significant additional costs. Gross profit in this segment decreased slightly to 28.2% from 28.7% in fiscal 2006 resulting from competitive pricing pressures, fluctuations in sales mix and increases in benefit costs. The impact of rising utility costs was partially mitigated during 2007 by contractually fixing certain rates through May 2009. Cost of sales in this segment in fiscal 2006 increased 15% over the prior year to $157.0 million, including the addition of Moore Langen in October 2005 and a $1.8 million increase in utility costs. In fiscal 2006, gross profit in this segment increased 11% over 2005 to $63.2 million, and as a percentage of sales, decreased slightly to 28.7% from 29.5% in fiscal 2005, reflecting an increase in utility costs as well as the impact of a highly competitive industry environment.

Selling and administrative expenses in the book manufacturing segment were $29.2 million in fiscal 2007, a decrease of 4% from fiscal 2006 reflecting a $1.8 million reduction in incentive compensation which was offset in part by an increase in selling expenses. As a percentage of sales, selling and administrative expenses were 12.6% in fiscal 2007 compared to 13.8% in the prior year. In fiscal 2006, selling and administrative expenses were $30.3 million, up $3.6 million or 13% over the prior year. This increase was primarily due to the addition of Moore Langen and the 53rd week in fiscal 2006. As a percentage of sales, selling and administrative expenses were 13.8% in 2006, comparable to the prior year.

Intercompany interest income allocated to the book manufacturing segment in fiscal 2007 decreased to $279,000 from $733,000 in the prior year, reflecting the impact of increased working capital as well as increased capital investments for the expansion of the Kendallville, Indiana facility and an ongoing capacity expansion program in Philadelphia for the religious market. In fiscal 2006, allocated intercompany interest income increased to $733,000 compared to $700,000 in fiscal 2005. This increase was primarily the result of higher interest rates offset in part by interest expense allocated for the funding of the acquisition of Moore Langen.

Pretax income in the Company's book manufacturing segment in fiscal 2007 was $36.4 million, an increase of 8% over the prior year (or 11% on a comparable 52-week basis). Pretax income in fiscal 2006 increased 8% to $33.6 million, compared to $31.1 million in fiscal 2005.

Specialty Publishing Segment

SEGMENT HIGHLIGHTS
(dollars in thousands)

	2007	2006*	2005	Percent Change 2007 vs. 2006	Percent Change 2006 vs. 2005
Net sales	$72,890	$57,549	$40,254	26.7%	43.0%
Gross profit	30,682	25,468	18,487	20.5%	37.8%
As a percentage of sales	42.1%	44.3%	45.9%		
Selling and administrative expenses	23,246	18,431	14,292	26.1%	29.0%
Interest expense, net	1,850	915	312	102.2%	193.3%
Pretax income	$5,586	$6,122	$3,883	-8.8%	57.7%

*Fiscal year 2006 was a 53-week period.

The Company's specialty publishing segment is comprised of Dover, REA, and Creative Homeowner since its acquisition on April 28, 2006. Sales in fiscal 2007 were $72.9 million, an increase of 27% over fiscal 2006, largely due to the inclusion of full-year results for Creative Homeowner. Sales at Dover were down in fiscal 2007 to $37.1 million from $39.0 million in 2006. Sales gains were achieved among smaller retailers and certain larger retail chains, helped by the expansion of proprietary packaged products, including new "Dover Fun Kits™". Sales to large booksellers however fluctuated during the year in response to the slow retail environment. REA's sales were $7.7 million in fiscal 2007, a 16% increase over the prior year, reflecting sales growth in the educational testing market, including new titles for high-stakes test preparation books, such as Advanced Placement and high school exit exams. Creative Homeowner's sales in fiscal 2007 were $28.0 million, contributing $16 million of sales growth to the specialty publishing segment as last year included five months of its sales after acquisition. Creative Homeowner's sales were relatively flat from a comparable period in 2006, reflecting a soft housing market and reduced traffic at home improvement centers, which constitute Creative Homeowner's largest sales channel. Fiscal 2006 sales in this segment were $57.5 million, a 43% increase over the prior year, with approximately $12 million of the increase attributable to the addition of Creative Homeowner. Dover's sales increased 12% in fiscal 2006 to $39.0 million compared to fiscal 2005, including a 17% increase in trade sales, a 16% increase in international sales, and a 6% increase in direct-to-consumer sales. Sales at REA were $6.7 million in fiscal 2006, a 20% increase compared to the prior year. The sales growth in fiscal 2006 at both Dover and REA reflected the success of new marketing and merchandising programs as well as the completion of information technology and distribution upgrades, which enhanced customer service and accelerated deliveries.

Cost of sales in this segment increased by 32% to $42.2 million in fiscal 2007 compared to the same period last year, reflecting the incremental impact of Creative Homeowner.

Gross profit as a percentage of sales for the segment decreased to 42.1% from 44.3% compared to fiscal 2006. Creative Homeowner reduced the overall gross profit percentage in the segment because of their lower-margin distribution business. In fiscal 2006, cost of sales in the specialty publishing segment increased 47% to $32.1 million compared to fiscal 2005, reflecting the impact of the April 2006 acquisition of Creative Homeowner and the extra week in fiscal 2006. Gross profit in this segment increased 38% to $25.5 million in fiscal 2006 due to the improvement in Dover's sales and the contribution of Creative Homeowner. As a percentage of sales, gross profit was 44.3 % compared to 45.9% in 2005, resulting from costs associated with the acquisition of Creative Homeowner. Creative Homeowner's gross profit percentage after acquisition in fiscal 2006 was 32%, including the cost associated with a required purchase accounting write-up to fair market value of approximately $370,000 in their opening inventory and which had been sold and charged to cost of sales during 2006.

Selling and administrative expenses for this segment increased $4.8 million in fiscal 2007 to $23.2 million as a result of the full-year results of Creative Homeowner, acquired during fiscal 2006. This more than offset the impact of the additional week in fiscal 2006. As a percentage of sales, selling and administrative expenses were 31.9% compared to 32.0% in fiscal 2006. Selling and administrative expenses were $18.4 million in fiscal 2006, up from $14.3 million in 2005. The acquisition of Creative Homeowner represented approximately $3.0 million of the increase. Creative Homeowner's selling and administrative expenses include approximately $325,000 for amortization of intangibles. Selling and administrative expenses for Dover and REA increased by $1.1 million, or 8%, compared to the prior year, primarily as a result of increased sales and related marketing expenses. As a percentage of sales, selling and administrative expenses in fiscal 2006 decreased to 32.0% from 35.5% in the prior year.

Intercompany interest expense is allocated to the specialty publishing segment based on acquisition costs, reduced by cash generated by each business since acquisition. Interest expense for fiscal 2007 was $1.9 million compared to $0.9 million in 2006. The increase reflects the $37 million purchase of Creative Homeowner in April 2006. Intercompany interest expense for Dover and REA decreased in fiscal 2007 reflecting the benefit of cash generated by these businesses. Intercompany interest expense in fiscal 2006 was $915,000 compared to $312,000 in 2005, reflecting the acquisition of Creative Homeowner.

In fiscal 2007, pretax income in the specialty publishing segment was $5.6 million, a decrease of 9% from fiscal 2006, primarily as a result of the impact of the soft housing market on demand for Creative Homeowner's products. For fiscal 2006, pretax income in this segment increased 58% over the prior year to $6.1 million.

Total Consolidated Company

Interest expense, net of interest income, was $1.6 million in fiscal 2007 compared to $182,000 in 2006, while interest income, net of interest expense, was $388,000 in 2005. The increase in interest expense in 2007 was principally due to the $37 million acquisition of Creative Homeowner in April 2006. The Company funded this acquisition with available cash and borrowing approximately $20 million under its revolving credit facility. Average debt under the revolving credit facility in fiscal 2007 was approximately $23.3 million at an average annual interest rate of 5.9%. In fiscal 2006, average debt under the revolving credit facility was approximately $6.9 million at an average annual interest rate of 5.7%. Interest expense also includes commitment fees and other costs associated with maintaining this credit facility. Cash investments in 2006 averaged approximately $11.6 million at an average annual interest rate of 3.9%. Capitalized interest, related to a new four-color press, was $169,000 in 2007. No interest was capitalized in fiscal years 2006 or 2005.

The Company's effective tax rate for fiscal 2007 was 37.0% compared to 25.7% in 2006. During the fourth quarter of fiscal 2006, the Company reversed an income tax accrual pursuant to receipt of a state tax audit report and the expiration of certain statutes of limitations. As a result, the Company's 2006 effective tax rate reflects a reduction in its income tax expense of $3.8 million, or $.30 per diluted share. Without the effect of this tax accrual reversal, the effective tax rate was 35.6%. The increase in the effective tax rate in fiscal 2007 to 37.0% reflects the phase out of the tax benefit on export related income and a slower phase in of the domestic manufacturing deduction. In addition, there was a slight increase in the Company's effective state tax rate. The effective tax rate for fiscal 2006 of 35.6 %, without the effect of the reversal of tax reserves, declined from 36.3% in 2005. This decline was due in large part to the impact of the retrospective adoption of SFAS 123R at the beginning of fiscal 2006. Although non-deductible stock compensation costs increased the effective tax rate by 0.4% in fiscal 2006, the impact in fiscal 2005 was higher at 0.9%. In addition, the fiscal 2006 tax rate reflects the benefit of the domestic manufacturers deduction.

For purposes of computing net income per diluted share, weighted average shares outstanding increased by approximately 90,000 shares in fiscal 2007 and 118,000 shares in fiscal 2006. These increases were primarily due to options exercised and shares issued under the Company's stock plans and the impact of potentially dilutive shares. On November 8, 2007, the Company announced the approval by its Board of Directors for the repurchase of up to $10 million of the Company's outstanding common stock from time to time at management's discretion either through the open market or privately negotiated transactions.

LIQUIDITY AND CAPITAL RESOURCES

Operating activities provided $37.5 million of cash in 2007 compared to $39.2 million in fiscal 2006. Net income for 2007 was $25.7 million and stock-based compensation was $1.5 million, depreciation was $13.5 million, amortization of prepublication costs was $4.5 million, and amortization of intangible assets was $0.8 million. Working capital changes used approximately $10.2 million of cash, primarily as a result of increased inventories.

Investment activities in fiscal 2007 used $31.8 million of cash. Capital expenditures were approximately $26.4 million, which included the four-color press that was installed in December 2006 in the Kendallville, Indiana facility as well as a related bindery expansion. This press is identical to the presses installed in April 2004 and December

2005. This amount also includes payments on equipment to expand printing and binding capacity in the religious book manufacturing operation in Philadelphia. Capital also included investments to increase productivity, lower costs and improve employee safety. For fiscal 2008, capital expenditures are expected to be approximately $20 to $25 million. This includes the construction of a 200,000 square foot warehouse in Kendallville, Indiana and the completion of our capacity expansion program in our Philadelphia facility. Prepublication costs in the specialty publishing segment were $5.4 million compared to $4.3 million last year, with the increase resulting primarily from the addition of Creative Homeowner. These costs are expected to be approximately $5 to $6 million in 2008.

Financing activities used approximately $5.6 million of cash in 2007. As a result of a 50% increase in the Company's dividend rate in November 2006, dividend payments in fiscal 2007 were $9.0 million, 52% higher than the $5.9 million paid in fiscal 2006. Proceeds from stock plans were $2.6 million in fiscal 2007, primarily from the exercise of stock options. At September 29, 2007 and September 30, 2006, the Company had $17.2 million and $16.9 million, respectively, in borrowings under its $100 million long-term revolving credit facility. The revolving credit facility, which bears interest at a floating rate, is used by the Company for both its long-term and short-term financing needs. In November 2006, the revolving credit facility was increased from $60 million to $100 million, the bank group was expanded from three banks to five banks and the maturity date was extended to 2011. On November 8, 2007, the Company announced the approval by its Board of Directors for the repurchase of up to $10 million of the Company's outstanding common stock from time to time at management's discretion either through the open market or privately negotiated transactions. The Company also announced that the Board of Directors declared a dividend of $0.20 per common share, an 11% increase over the dividend declared in the previous quarter. The Company believes that its cash on hand, cash from operations and the available credit facility will be sufficient to meet its cash requirements through 2008.

The following table summarizes the Company's contractual obligations and commitments at September 29, 2007 to make future payments as well as its existing commercial commitments. The amounts in the table do not include interest expense. Purchase obligations represent amounts for capital commitments.

	(000's omitted)				
	Payments due by period				
Contractual Payments:	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Long-Term Debt	$ 17,466	$ 91	$ 189	$ 17,186	$ -
Operating Leases	8,998	2,676	3,572	1,654	1,096
Purchase Obligations	3,381	3,381	-	-	-
Other Long-Term Liabilities	3,511	-	1,667	350	1,494
Total	$ 33,356	$ 6,148	$ 5,428	$ 19,190	$ 2,590

Long-term debt includes $17.2 million under the Company's long-term revolving credit facility, which has a maturity date of March 2011.

NEW ACCOUNTING PRONOUNCEMENTS

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN No. 48"), an interpretation of FASB Statement No. 109, "Accounting for Income Taxes." FIN No. 48 applies to fiscal years beginning after December 15, 2006; the Company's 2008 fiscal year. The Company does not believe the adoption of FIN No. 48 will have a material effect on its consolidated financial position, results of operations or cash flows.

RISKS

Our businesses operate in markets that are highly competitive, and the Company faces competition on the basis of price, product quality, speed of delivery, customer service, availability of appropriate printing capacity and paper, related services and technology support. Some of our competitors have greater sales, assets and financial resources than our Company and others, particularly those in foreign countries, may derive significant advantages from local governmental regulation, including tax holidays and other subsidies. These competitive pressures could affect prices or customers' demand for our products, impacting our profit margins and/or resulting in a loss of customers and market share. The Company derived approximately 35% of its fiscal 2007 revenues, 40% of its 2006 revenues, and 47% of its 2005 revenues from two major customers. A significant reduction in order volumes or price levels from either of them could have a material adverse effect on the Company.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. On an ongoing basis, management evaluates its estimates and judgments, including those related to collectibility of accounts receivable, recovery of inventories, impairment of goodwill and other intangibles, prepublication costs and income taxes. Management bases its estimates and judgments on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results may differ from these estimates. The significant accounting policies which management believes are most critical to aid in fully understanding and evaluating the Company's reported financial results include the following:

Accounts Receivable Management performs ongoing credit evaluations of the Company's customers and adjusts credit limits based upon payment history and the customer's current credit worthiness. Collections and payments from customers are continuously monitored. A provision for estimated credit losses is determined based upon historical experience and any specific customer collection issues that have been identified. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories Management records reductions in the cost basis of inventory for excess and obsolete inventory based primarily upon historical and forecasted product demand. If actual market conditions are less favorable than those projected by management, additional inventory charges may be required.

Goodwill and Other Intangibles Other intangibles include customer lists which are amortized on a straight-line basis over periods ranging from ten to fifteen years. The Company evaluates possible impairment of goodwill and other intangibles annually or whenever events or circumstances indicate that the carrying value of the assets may not be recoverable. The Company completed the annual impairment test at September 29, 2007 resulting in no change to the nature or carrying amounts of its intangible assets. Changes in market conditions or poor operating results could result in a decline in value thereby potentially requiring an impairment charge in the future.

Prepublication Costs The Company capitalizes prepublication costs, which include the costs of acquiring rights to publish a work and costs associated with bringing a manuscript to publication such as artwork and editorial efforts. Prepublication costs are amortized on a straight-line basis over periods ranging from three to five years. Management regularly evaluates the sales and profitability of the products based upon historical and forecasted demand. Based upon this evaluation, adjustments may be required to amortization expense.

Income Taxes The income tax provision and related accrued taxes are based on amounts reported on the Company's tax returns and changes in deferred taxes. Deferred income tax liabilities and assets are determined based upon the differences between the financial statement and tax bases of assets and liabilities. Changes in the recoverability of the Company's deferred tax assets or audits by tax authorities could result in future charges or credits to income tax expense, and related accrued and deferred taxes.

COURIER CORPORATION

SCHEDULE II

CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

	BALANCE AT BEGINNING OF PERIOD	ADDITIONS CHARGED TO COSTS AND EXPENSES	DEDUCTIONS	OTHER CHANGES(1)	BALANCE AT END OF PERIOD
Allowance for uncollectible accounts:					
Fiscal year ended Sept. 29, 2007	$ 1,593,000	$ 163,000	$ 225,000		$ 1,531,000
Fiscal year ended Sept. 30, 2006	$ 1,139,000	$ 241,000	$ 87,000	$ 300,000	$ 1,593,000
Fiscal year ended Sept. 24, 2005	$ 1,630,000	$ 200,000	$ 691,000		$ 1,139,000
Returns allowance:					
Fiscal year ended Sept. 29, 2007	$ 1,630,000	$ 4,694,000	$ 4,640,000		$ 1,684,000
Fiscal year ended Sept. 30, 2006	$ 202,000	$ 2,363,000	$ 2,335,000	$ 1,400,000	$ 1,630,000

(1) Other changes reflect amounts related to business acquisitions.

Officers and Directors

CORPORATE OFFICERS

James F. Conway III
Chairman, President and Chief Executive Officer

George Q. Nichols
Senior Vice President

Robert P. Story, Jr.
Executive Vice President and Chief Operating Officer

Peter M. Folger
Senior Vice President and Chief Financial Officer

Rajeev Balakrishna
Vice President and General Counsel

Anthony F. Caruso
Vice President

Peter A. Clifford
Vice President

Lee E. Cochrane
Vice President and Treasurer

Peter R. Conway
Vice President

Gary S. Gluckow
Vice President

Christopher J. Kuppig
Vice President

David J. LaFauci
Vice President

Kathleen M. Leon
Vice President and Controller

Diana L. Sawyer
Vice President

Peter D. Tobin
Vice President

Eric J. Zimmerman
Vice President

F. Beirne Lovely, Jr.
Clerk and Secretary

NATIONAL PUBLISHING COMPANY

George Q. Nichols
Chairman

Peter D. Tobin
Executive Vice President

Robert F. Chilton III
Vice President

Michael LoRusso
Vice President

BOOK-MART PRESS, INC.

Gary S. Gluckow
President

Michelle S. Gluckow
Executive Vice President

COURIER COMPANIES, INC.

Joseph L. Brennan
Vice President

Anthony F. Caruso
Vice President

Peter A. Clifford
Vice President

Thomas G. Connell
Vice President

Peter R. Conway
Vice President

Stephen M. Franzino
Vice President

Donald C. Hunter
Vice President

COURIER PUBLISHING, INC.

Eric J. Zimmermann
Vice President

Christopher J. Kuppig
Vice President

Lee M. Miller
Vice President

Joseph T. Casey
Vice President

DOVER PUBLICATIONS, INC.

Paul T. Negri
President

Frank Fontana
Vice President

Ken Katzman
Vice President

Jarvis Melton
Vice President

RESEARCH & EDUCATION ASSOCIATION, INC.

Carl Fuchs
President
John Cording
Vice President
Lawrence Kling
Vice President
Roger Romano
Vice President
Pamela Weston
Vice President

MOORE LANGEN PRINTING COMPANY, INC.

Sue Ann Werling
President and Chief Executive Officer
Evan Werling
Vice President
Gregory Ruddell
Vice President

CREATIVE HOMEOWNER

Richard Weisman
President
Timothy Bakke
Vice President

DIRECTORS

James F. Conway III
Chairman, President and Chief Executive Officer

§ • Kathleen Foley Curley
Research Professor, Boston University School of Management

§ • Richard K. Donahue
Retired Vice Chairman of NIKE, Inc.

§ • Edward J. Hoff
Vice President, Learning, IBM Corporation

§ + • Arnold S. Lerner
Vice Chairman, Enterprise Bank and Trust Co.

§ + • Peter K. Markell
Vice President, Finance Partners Healthcare Systems, Inc.

George Q. Nichols
Corporate Senior Vice President and Chairman of National Publishing Company

§ + • Ronald L. Skates
Private Investor and Director

Robert P. Story, Jr.
Executive Vice President and Chief Operating Officer

§ • W. Nicholas Thorndike
Corporate Director and Trustee

§ • Susan L. Wagner
Vice President, Strategy and Insights, Pepsi-Cola North America

§ Member of Compensation and Management Development Committee
+ Member of Audit and Finance Committee
• Member of Nominating and Corporate Governance Committee

Corporate Information

CORPORATE OFFICE
COURIER CORPORATION

15 Wellman Avenue
North Chelmsford, MA
01863
(978) 251-6000
www.courier.com

SUBSIDIARY LOCATIONS

Courier Companies, Inc.
15 Wellman Avenue
North Chelmsford, MA
01863
(978) 251-6000

Courier Kendallville, Inc.
2500 Marion Drive
Kendallville, IN 46755
(978) 251-6000 or
(260) 347-3044

Courier Stoughton
200 Shuman Avenue
Stoughton, MA 02072
(978) 251-6000

Courier Westford
22 Town Farm Road
Westford, MA 01886
(978) 251-6000

National Publishing
Company
11311 Roosevelt Boulevard
Philadelphia, PA 19154
(215) 676-1863

Book-mart Press, Inc.
2001 Forty-Second Street
North Bergen, NJ 07047
(201) 864-1887

Moore Langen
Printing Company, Inc.
5603 West Raymond
Street Suite E
Indianapolis, IN 46241
(317) 484-8000
www.moorelangen.com

Dover Publications, Inc.
31 East 2nd Street
Mineola, NY 11501
(516) 294-7000
www.doverpublications.com

Research & Education
Association, Inc.
61 Ethel Road West
Piscataway, NJ 08854
(732) 819-8880
www.rea.com

Creative Homeowner
24 Park Way
Upper Saddle River, NJ
07458
(201) 934-7100
www.creativehomeowner.com

Counsel
Goodwin Procter LLP

Auditors
Deloitte & Touche LLP

Transfer Agent
and Registrar
Computershare Trust
Company, NA.

Common Shares
Traded over-the-counter
on the NASDAQ Global
Select Market as "CRRC"

Annual Meeting
of Stockholders
The annual meeting
will be held at the Boston
University Corporate
Education Center
72 Tyng Road
Tyngsboro, MA
on January 16, 2008



Courier

15 Wellman Avenue
North Chelmsford, MA 01863
www.courier.com